As filed with the Securities and Exchange Commission on July 22, 2010
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Mountain National Bancshares, Inc.
(Exact name of registrant as specified in its charter)

Tennessee	6021	75-3036312
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
300 East Main Street
Sevierville, Tennessee 37862
(865) 428-7990
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Dwight Grizzell
300 East Main Street
Sevierville, Tennessee 37862
(865) 428-7990
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copy to:
Bob F. Thompson
Bass, Berry & Sims PLC
150 Third Avenue South, Suite 2800
Nashville, Tennessee 37201-2017
(615) 742-6200
          Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

Title of Each Class			Proposed Maximum
of Securities		Proposed Maximum Offering	Aggregate Offering	Amount of
to be Registered	Amount to be Registered	Price Per Unit	Price(1)	Registration Fee
Common Stock, par value $1.00 per share	265,000	$10.00	$2,650,000	$189

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
          The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS
SUBJECT TO COMPLETION, DATED JULY 22, 2010
265,000 Shares
MOUNTAIN NATIONAL BANCSHARES, INC.

          Mountain National Bancshares, Inc. is offering a maximum of 265,000 shares and a minimum of 10,000 shares of its common stock. Mountain National is first making the offering to shareholders of record as of the close of business on July      , 2010, and will thereafter offer the shares to other prospective purchasers if the existing shareholders do not purchase all of the shares prior to September 30, 2010, which date may be extended by an additional thirty days by Mountain National’s board of directors. This offering will expire upon the earlier of the sale of all 265,000 shares of common stock or 5:00 p.m. Sevierville time on September 30, 2010, unless extended for up to an additional thirty days by our board of directors. Subscriptions will be accepted beginning at 8.00 a.m. eastern daylight time on                     , August      , 2010 and the shares are being offered on a first-come first-served basis. We will reject any subscriptions tendered after all 265,000 shares have been subscribed for.
          The shares being offered will be quoted on the over-the-counter, or OTC, bulletin board under the symbol “MNBT.OB.” On July 21, 2010, the bid and asked prices of the shares as reported on the OTC bulletin board were $5.00 and $6.00 per share.
          Shares offered in this offering will be sold directly by us through the efforts of our employees, officers and directors. While this offering is open, we intend to invest the proceeds we receive in short-term, interest bearing accounts. Investing in our common stock involves risks. See “Risk Factors” beginning on page 7 of this prospectus.

		Total	Total
	Per share	Minimum (1)	Maximum (1)
Public offering price	$10.00	$100,000	$2,650,000
Net Proceeds, before expenses, to Mountain National	$10.00	$100,000	$2,650,000

(1)	We expect the offering expenses to be approximately $62,689, including filing fees, legal and accounting fees, printing fees and other miscellaneous fees and costs.
          Neither the Securities and Exchange Commission nor any state securities commission or regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
          The securities are not savings accounts, deposits or obligations of any bank and are not insured by the FDIC or any other governmental agency.
The date of this prospectus is                     , 2010

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize be delivered to you. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, prospects, financial condition and results of operations may have changed since that date.

i

PROSPECTUS SUMMARY
          This summary highlights selected information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the risk factors and our financial statements and related notes appearing elsewhere in this prospectus, to understand this offering fully.
          Unless this prospectus indicates otherwise or the context otherwise requires, the terms “we,” “our,” “us,” “Mountain National Bancshares, Inc.” or “Mountain National” as used in this prospectus refer to Mountain National Bancshares, Inc. and its subsidiaries including Mountain National Bank, which we sometimes refer to as the bank, our bank subsidiary or our bank.
Mountain National Bancshares and Mountain National Bank
History
          Mountain National Bancshares, Inc., a Tennessee corporation, is a bank holding company registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended. Mountain National Bancshares, Inc. was incorporated in March 2002 to serve as the holding company for Mountain National Bank. The reorganization of Mountain National Bank into a holding company structure was consummated on July 1, 2002.
          Mountain National Bank is organized as a national banking association. It applied to the Office of the Comptroller of the Currency, or the “OCC,” and the Federal Deposit Insurance Corporation, or the “FDIC,” on February 16, 1998 to become an insured national banking association. It received approval from the OCC to organize as a national banking association on June 16, 1998 and commenced business on November 23, 1998. Mountain National Bank’s principal business is to accept demand and savings deposits from the general public and to make residential mortgage, commercial and consumer loans.
Operations
          We conduct our banking activities from our main office located in Sevierville, Tennessee and through eight additional branch offices in Sevier County, Tennessee, as well as a regional headquarters and two branch offices in Blount County, Tennessee. We operate two branch offices in Gatlinburg, two branch offices in Pigeon Forge, a branch office in Seymour, a branch office in Kodak, two branch offices in Sevierville, all in Sevier County, and two branch offices and our Blount County regional headquarters in Maryville, Blount County, Tennessee. The retail nature of our commercial banking operations allows for diversification in the number of our depositors and borrowers, and we do not believe that we are dependent on a single or a few customers.
          Our banking operations primarily target individuals and small businesses in Sevier County and Blount County and the surrounding area. We offer a variety of retail banking services. We seek savings and other time and demand deposits from consumers and businesses in our primary market area by offering a full range of deposit accounts, including savings, demand deposit, retirement, including individual retirement accounts, or “IRA’s,” and professional and checking accounts, as well as certificates of deposit. Our primary sources of funding for lending activities include savings and demand deposits, income from investments, loan principal payments and borrowings. We use the deposit funds we receive to originate mortgage, commercial, and consumer loans, and to make other authorized investments. In addition, we currently maintain 20 full-service ATMs throughout our market area. Because the Bank is a member of a number of payment systems networks, Bank customers may also access banking services through ATMs and point of sale terminals throughout the world. In addition to traditional deposit-taking and lending services, we also provide a variety of checking accounts, savings programs, night depository services, safe deposit facilities and credit card plans.
Recent Developments
          Beginning in 2008, declining real estate market conditions have adversely affected the Bank’s loan portfolio particularly its construction and development loans and commercial real estate loans. As a result, the Bank has experienced increased loan charge-offs and provisions for loan losses, and significantly higher levels of non-accrual loans, other real estate and other real estate expense. In 2009, the Company had a loss of $4,228,395, or $1.61 per share.
          On June 2, 2009, the Bank’s board of directors entered into a formal written agreement with the OCC in which the Bank agreed to make a variety of operational improvements, including action plans to reduce its credit risk, level of criticized assets, concentration of commercial real estate loans and dependency on wholesale funding sources, and to improve its loan and loan concentration risk management, allowance for loan loss process, loan review problem loan identification and its loan workout procedures and staffing. The Bank has been actively addressing the issues reflected in the agreement and continuing to implement new enhanced processes and practices to achieve compliance. The Bank’s Board of Directors believes that actions it is taking under the agreement are positive responses to existing economic uncertainties.
          In addition to the written agreement, the OCC has required the Bank to meet and maintain a minimum Tier 1 leverage ratio of 9% and a minimum total risk-based capital ratio of 13%. These ratios are significantly higher than those required to be considered “well-capitalized” under OCC regulations. At March 31, 2010, the Bank’s Tier 1 leverage ratio was 9.01% and its total risk-based capital ratio was 14.45%. The additional capital that the Company would receive from the proceeds of this offering will be available to support the maintenance of the Bank’s capital requirements. The Bank is also required to obtain OCC or FDIC approval before making severance payments to departing executives, adding new directors or senior officers or making any change in the responsibility of any current senior officer who is proposing to assume a different senior officer position.
Management
          We believe that the banking experience and extensive business experience of our officers and directors in our market area allow us to take advantage of the opportunities that our market affords. Our management team includes the following senior officers:

     • Dwight Grizzell, our Chief Executive Officer, has over 38 years of banking experience. He served as Regional President of BankFirst for Sevier County from 1997 to 1998. Prior to that, he was the President/CEO and director of First National Bank of Gatlinburg. Mr. Grizzell began his career with Third National Bank in Nashville, Tennessee in 1972.
     • Michael L. Brown serves as Executive Vice President — Chief Operating Officer of Mountain National and the bank. Mr. Brown has been with Mountain National since its inception in 2002 and with the bank since 1998. Prior to joining the bank, Mr. Brown served as a Senior Vice President of First National Bank of Gatlinburg from 1995 to 1997, which later was purchased by BankFirst where he continued to serve in that capacity until joining Mountain National Bank in 1998. Mr. Brown has a combined banking career spanning 28 years, beginning with First Federal Savings Bank in Maryville, Tennessee in 1981.
     • Grace D. McKinzie serves as Executive Vice President — Chief Lending Officer of Mountain National and the bank. Ms. McKinzie has been with Mountain National since its inception in 2002 and with the bank since 1998. Ms. McKinzie began her banking career with The First National Bank of Gatlinburg in 1974 where she served as Vice President and was a commercial lender in the Gatlinburg market.
Location of Executive Offices
          The address and phone number of our executive offices are:
300 East Main Street
Sevierville, Tennessee 37862
(865) 428-7990

The Offering

Common stock offered	A maximum of 265,000 shares and a minimum of 10,000 shares of common stock, $1.00 par value per share.

Offering price	$10.00 per share.

Minimum/Maximum	Investors must purchase at least 100 shares to participate in this offering but are not limited in the maximum number of shares they can purchase.

Common stock outstanding after this offering	2,641,611 shares of common stock will be outstanding if we sell the minimum number of shares being offered, and 2,896,611 shares will be outstanding if we sell the maximum number of shares.

Net proceeds	We anticipate that our net proceeds from the offering of our common stock will be approximately $2,587,000 assuming we sell 265,000 shares.

Use of proceeds	We intend to use the net proceeds to support the Bank’s capital position and as working capital to fund future internal growth and for general corporate purposes.

Risk Factors	See “Risk Factors” on page 7 for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

OTC bulletin board symbol	MNBT.OB
          The number of shares outstanding after the offering is based upon our shares outstanding as of July 15, 2010 and excludes a total of 125,086 shares issuable under outstanding options granted under our stock option plan at that date. Of these options 69,821 are exercisable as of July 15, 2010, at a weighted average exercise price of $19.06 per share.

Summary Consolidated Financial Data
          The following table sets forth summary historical consolidated financial data from our consolidated financial statements and should be read in conjunction with our consolidated financial statements including the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in our annual report on Form 10-K for the year ended December 31, 2009 and our quarterly report on Form 10-Q for the quarter ended March 31, 2010, and incorporated by reference herein. Except for the data under “Performance Ratios” and “Asset Quality Ratios,” the summary historical consolidated financial data as of December 31, 2009, 2008, 2007, 2006 and 2005, and for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 is derived from our audited consolidated financial statements and related notes, which are incorporated by reference into this prospectus and the summary historical consolidated financial data as of and for the three months ended March 31, 2010, and March 31, 2009, is derived from unaudited consolidated financial statements for those periods, which are also incorporated by reference into this prospectus. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring items, which our management considers necessary for a fair presentation of our financial position and results of operations for these periods. The financial condition and results of operations as of and for the three months ended March 31, 2010, do not purport to be indicative of the financial condition or results of operations to be expected as of or for the fiscal year ending December 31, 2010.

	At or for the Year Ended					At or for the Three Months Ended
	December 31,					March 31,
	2009	2008	2007	2006	2005	2010	2009

Statement of Financial Condition Data:
Total assets	$636,784,316	$621,373,199	$541,496,026	$469,982,016	$352,648,901	$647,045,292	$691,942,647
Loans, net	396,351,008	415,137,230	393,699,847	341,184,441	246,229,914	393,050,275	406,905,102
Securities	146,534,371	126,695,403	82,986,839	75,993,695	58,427,583	158,734,519	160,728,514
Deposits	510,614,141	454,665,946	404,374,211	361,729,293	283,123,790	517,636,849	556,568,718
Shareholders’ equity	47,369,155	50,993,753	48,948,453	34,410,863	29,633,008	47,426,967	51,499,080

Income Statement Data:
Interest income	31,369,369	35,192,991	36,713,617	29,000,845	19,224,089	6,030,824	8,388,738
Interest expense	13,358,633	16,934,190	19,027,933	13,117,142	6,749,535	2,903,308	3,570,082

Net interest income	18,010,736	18,258,801	17,685,684	15,883,703	12,474,554	3,127,516	4,818,656
Provision for possible loan losses	11,672,802	2,275,000	981,900	915,000	446,000	212,300	2,810,008

Net interest income after provision for possible loan losses	6,337,934	15,983,801	16,703,784	14,968,703	12,028,554	2,915,216	2,008,648
Non-interest income	4,863,386	4,325,438	3,742,143	3,246,399	2,676,084	1,975,466	1,058,356
Non-interest expense	19,217,742	16,202,244	15,239,497	13,022,392	10,127,555	4,583,353	4,464,522

Income (loss) before income taxes	(8,016,422)	4,106,995	5,206,430	5,192,710	4,577,083	307,329	(1,397,518)
Income tax expense (benefit)	(3,788,027)	826,787	1,294,336	1,295,337	1,453,581	(21,785)	(723,884)

Net income (loss)	$(4,228,395)	$3,280,208	$3,912,094	$3,897,373	$3,123,502	$329,114	$(673,634)

Per Share Data: (2)
Basic earnings (loss) per common share	$(1.61)	$1.24	$1.68	$1.93	$1.72	$0.13	$(0.26)
Weighted average shares outstanding —basic	2,631,611	2,634,750	2,331,396	2,019,783	1,811,816	2,631,611	2,631,611
Diluted earnings (loss) per common share	$(1.61)	$1.24	$1.61	$1.79	$1.61	$0.13	$(0.26)
Weighted average shares outstanding-diluted	2,631,611	2,641,945	2,435,960	2,181,068	1,935,075	2,631,611	2,631,611
Book value	$18.00	$19.38	$19.58	$17.71	$16.45	$18.02	$19.57

	At or for the Year Ended					At or for the Three Months Ended
	December 31,					March 31,
	2009	2008	2007	2006	2005	2010	2009

Common shares outstanding at end of period	2,631,611	2,631,611	2,499,629	1,943,428	1,801,748	2,631,611	2,631,611

Performance Ratios:
Return on average shareholders’ equity	-8.14%	6.48%	9.81%	11.26%	16.87%	2.81%	-5.21%
Return on average assets	-0.64%	0.56%	0.77%	0.95%	0.98%	0.20%	-0.43%
Average equity as a percentage of average assets	7.88%	8.68%	7.83%	8.48%	5.79%	7.24%	8.18%
Net interest margin (1)	3.07%	3.47%	3.81%	4.29%	4.29%	2.18%	3.40%
Net interest spread (2)	2.96%	3.17%	3.32%	3.74%	3.92%	2.11%	3.26%

Asset Quality Ratios:
Allowance for loan losses to nonaccrual loans	28.00%	45.19%	2,225.54%	0.00%	2,862.27%	19.14%	31.28%

Allowance for loan losses to total loans, net of unearned income	2.78%	1.26%	1.00%	1.02%	1.06%	2.72%	1.67%
Nonperforming assets to total loans plus other real estate owned	13.07%	4.95%	0.38%	0.14%	0.27%	17.80%	9.40%
Nonaccrual loans to total loans, net of unearned income	9.95%	2.79%	0.04%	0.00%	0.04%	14.19%	5.34%
Net loan charge-offs to average loans	1.35%	0.23%	0.15%	0.01%	0.04%	0.59%	1.15%
Net charge-offs as a percentage of:
Provision for loan losses	48.08%	42.07%	54.18%	2.73%	20.85%	1,127.07%	172.61%
Allowance for loan losses	49.43%	18.08%	13.39%	0.71%	3.53%	21.80%	70.24%

Capital Ratios (3):
Leverage (4)	9.23%	10.51%	N/A	N/A	10.44%	9.10%	9.90%
Tier 1 risked-based capital	12.89%	13.34%	N/A	N/A	13.15%	13.31%	13.00%
Total risk-based capital	14.16%	14.44%	N/A	N/A	14.11%	14.57%	14.25%

(1)	Net interest margin is the result of net interest income for the period divided by average interest-earning assets.

(2)	Net interest spread is the result of the difference between interest yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

(3)	During 2006 and 2007, the Company was not required to file the FR Y-9C with the Federal Reserve.

(4)	Leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.

RISK FACTORS
          You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock in this offering. Investing in our common stock involves a high degree of risk. If any of the following risks actually occurs, we may not be able to conduct our business as currently planned and our financial condition or operating results could be materially harmed, the trading price of our common stock could decline and you could lose all or part of your investment.
Negative developments in the U.S. and local economy and in local real estate markets have adversely impacted our operations and results and may continue to adversely impact our results in the future.
          Economic conditions in the markets in which we operate have deteriorated significantly since early 2008. As a result, we have experienced a loss in our most recently completed fiscal year, resulting primarily from provisions for loan losses related to declining collateral values in our construction and development loan portfolio. We believe that this difficult economic environment will continue at least into 2011, and we expect that our results of operations will continue to be negatively impacted as a result. There can be no assurance that the economic conditions that have adversely affected the financial services industry, and the capital, credit and real estate markets generally or us in particular, will improve, in which case we could continue to experience reduced earnings or losses, write-downs of assets, capital and liquidity constraints or other business challenges.
We have a concentration of credit exposure to borrowers dependent on the tourism industry.
          Due to the predominance of the tourism industry in Sevier County, Tennessee, which is adjacent to the Great Smoky Mountains National Park and the home of the Dollywood theme park, a significant portion of the Bank’s commercial loan portfolio is concentrated within that industry. The predominance of the tourism industry also makes our business more seasonal in nature than may be the case with banks in other market areas. The Bank maintains eleven primary concentrations of credit by industry, of which seven are directly related to the tourism industry. At March 31, 2010, approximately $201 million in loans, representing approximately 49.71% of our total loans, were to businesses and individuals whose ability to repay depends to a significant extent on the tourism industry in the markets we serve. We also have additional loans that would be considered related to the tourism industry in addition to the seven categories included in the industry concentration amounts noted above. The tourism industry in Sevier County has remained relatively stable during recent years and we do not anticipate any significant changes in this trend; however, if the tourism industry does experience an economic slowdown and, as a result, the borrowers in this industry are unable to perform their obligations under their existing loan agreements, our earnings could be negatively impacted, causing the value of our common stock to decline.
A portion of our loan portfolio is secured by homes that are being built for sale as vacation homes or as second homes for out of market investors or homes that are used to generate rental income.

          A significant portion of our borrowers rely to some extent upon rental income to service real estate loans secured by rental properties, or they rely upon sales of the property for construction and development loans secured by homes that have been built for sale to investors living outside of our market area as investment properties, second homes or as vacation homes. If tourism levels in our market area or the rates that visitors are willing to pay for lodging were to decline significantly, the rental income that some of our borrowers utilize to service their obligations to us may decline as well and these borrowers may have difficulty meeting their obligations to us which could adversely impact our results of operations. In addition, sales of vacation homes and second homes to investors living outside of our market area have slowed and are expected to remain at reduced levels throughout 2010. Borrowers that are developers or builders whose loans are secured by these vacation and second homes and whose ability to repay their obligations to us is dependent on the sale of these properties may have difficulty meeting their obligations to us if these properties are not sold timely or at values in excess of their loan amount which could adversely impact our results of operations.
Our business is subject to local real estate market and other local economic conditions.
          Adverse market or economic conditions in East Tennessee have disproportionately increased the risk our borrowers will be unable to timely make their loan payments. The market value of the real estate securing loans as collateral has been adversely affected by unfavorable changes in market and economic conditions. As of March 31, 2010, approximately 91% of our loans were secured by real estate. Of this amount, approximately 37% were commercial real estate loans, 35% were residential real estate loans and 28% were construction and development loans. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in the markets we serve, like those we are currently experiencing, will continue to adversely affect the value of our assets, our revenues, results of operations and financial condition. In addition, construction and development lending is generally considered to have high credit risks because the principal is concentrated in a limited number of loans with repayment dependent on the successful operation of the related real estate project. Consequently, these loans are more sensitive to adverse conditions in the real estate market or the general economy. Throughout 2009, the number of newly constructed homes or lots sold in our market areas continued to decline, negatively affecting collateral values and contributing to increased provision expense and higher levels of non-performing assets. A continued reduction in residential real estate market prices and demand, including prices and demand for vacation homes, could result in further price reductions in home and land values adversely affecting the value of collateral securing the construction and development loans that we hold. These adverse economic and real estate market conditions may lead to further increases in non-performing loans and other real estate owned, increased charge offs from the disposition of non-performing assets, and increases in provision for loan losses, all of which would negatively impact our financial condition and results of operations.
We are geographically concentrated in Sevier County and Blount County, Tennessee, and changes in local economic conditions impact our profitability.
          We operate primarily in Sevier County and Blount County, Tennessee, and substantially all of our loan customers and most of our deposit and other customers live or have operations in

Sevier and Blount Counties. Accordingly, our success significantly depends upon the growth in population, income levels, deposits and housing starts in both counties, along with the continued attraction of business ventures to the area. Our profitability is impacted by the changes in general economic conditions in this market. Economic conditions in our area weakened during 2009 and remained weak throughout the first half of 2010, negatively affecting our operations, particularly the real estate construction and development segment of our loan portfolio. We cannot assure you that economic conditions in our market will improve during the remainder of 2010 or thereafter, and continued weak economic conditions could reduce our growth rate, affect the ability of our customers to repay their loans to us and generally affect our financial condition and results of operations.
          We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, we cannot give any assurance that we will benefit from any market growth or return of more favorable economic conditions in our primary market areas if they do occur.
We could sustain further losses if our asset quality declines further.
          Our earnings are significantly affected by our ability to properly originate, underwrite and service loans. A significant portion of our loans are real estate based or made to real estate based borrowers, and the credit quality of such loans has deteriorated and could deteriorate further if real estate market conditions continue to decline or fail to stabilize nationally or, more importantly, in our market areas. We have sustained losses, and could continue to sustain losses if we incorrectly assess the creditworthiness of our borrowers or fail to detect or respond to further deterioration in asset quality in a timely manner. Problems with asset quality could cause our interest income and net interest margin to decrease and our provisions for loan losses to increase, which could adversely affect our results of operations and financial condition.
We have entered into a written agreement with, and are subject to a capital requirement from, the OCC.
          On June 2, 2009, the Bank’s board of directors entered into a formal written agreement with the OCC. The agreement requires the Bank to take certain actions and implement action plans with respect to, among other things, a compliance committee, strategic and liquidity planning, loan review and problem loan identification, loan workout management and procedures, credit and collateral exceptions, other real estate owned, the allowance for loan and lease losses, criticized assets, credit concentrations risk management and liquidity risk management.
          In addition to the agreement, the OCC has required the Bank to meet and maintain a minimum Tier 1 leverage ratio of 9% and a minimum total risk-based capital ratio of 13%. These ratios are significantly higher than those required to be considered “well-capitalized” under OCC regulations. At March 31, 2010, the Bank’s Tier 1 leverage ratio was 9.01% and its Total risk-based capital ratio was 14.45%.

          If the Bank fails to comply with the terms of the agreement or the capital requirement, it could be subject to further supervisory enforcement actions, such as a capital directive (in the case of the capital requirement), cease and desist order or civil money penalty.
If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings will decrease.
          If loan customers with significant loan balances fail to repay their loans according to the terms of these loans, our earnings would suffer. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of any collateral securing the repayment of our loans. We maintain an allowance for loan losses in an attempt to cover probable incurred losses inherent to the risks associated with lending. In determining the size of this allowance, we rely on an analysis of our loan portfolio based on volume and types of loans, internal loan classifications, trends in classifications, volume and trends in delinquencies, nonaccruals and charge-offs, national and local economic conditions, other factors and other pertinent information. If our assumptions are inaccurate, our current allowance may not be sufficient to cover probable incurred loan losses, and additional provisions may be necessary which would decrease our earnings.
          In addition, federal and state regulators periodically review our loan portfolio and may require us to increase our provision for loan losses or recognize loan charge-offs. Their conclusions about the quality of our loan portfolio may be different than ours. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a negative effect on our operating results. Moreover, additions to the allowance may be necessary based on changes in economic and real estate market conditions, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our management’s control. These additions may require increased provision expense which would negatively impact our results of operations.
We have increased levels of other real estate owned, primarily as a result of foreclosures, and we anticipate higher levels of foreclosed real estate expense.
          As we have begun to resolve non-performing real estate loans, we have increased the level of foreclosed properties, primarily those acquired from builders and from residential land developers. Foreclosed real estate expense consists of three types of charges: maintenance costs, valuation adjustments to appraisal values and gains or losses on disposition. These charges will likely remain at above historical levels as our level of other real estate owned remains elevated, and also if local real estate values continue to decline, negatively affecting our results of operations.
Competition with other banking institutions could adversely affect our profitability.
          We face significant competition in our primary market areas from a number of sources, currently including eight commercial banks and one savings institution in Sevier County and twelve commercial banks and one savings institution in Blount County. As of June 30, 2009, there were 57 commercial bank branches and three savings institutions branches located in

Sevier County and 52 commercial bank branches and one savings institution branch located in Blount County.
Liquidity needs could adversely affect our results of operations and financial condition.
          We rely on dividends from the Bank, which are currently limited as a result of the Bank’s loss in 2009, as our primary source of funds, and the Bank relies on customer deposits and loan repayments as its primary source of funds. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters, and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments, and general economic conditions. We have relied to a significant degree on national time deposits and brokered deposits, which may be more volatile than local time deposits. We have committed to the OCC to reduce our dependence on such sources and have sought to improve our asset and liability liquidity. However, actions to improve liquidity may adversely affect our profitability. We may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include the Federal Home Loan Bank of Cincinnati, or the “FHLB of Cincinnati,” advances and federal funds lines of credit from correspondent banks. The availability of these sources may be restricted because of losses. To utilize brokered deposits and national market time deposits without additional regulatory approvals, the Bank must remain well capitalized and must not become subject to a formal enforcement action that requires the Bank to maintain capital levels above those required to be well capitalized under the prompt corrective action provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991, or “FDICIA.” While we believe that available liquidity sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands.
Our ability to maintain required capital levels and adequate sources of funding and liquidity could be impacted by changes in the capital markets and deteriorating economic and market conditions.
          We and the Bank are required to maintain certain capital levels established by banking regulations or specified by bank regulators. We must also maintain adequate funding sources in the normal course of business to support our operations and fund outstanding liabilities. Our ability to maintain capital levels, sources of funding and liquidity could be impacted by changes in the capital markets in which we operate and deteriorating economic and market conditions. Additionally, the Bank has agreed with the OCC that it will maintain its Tier 1 leverage capital ratio at a minimum of 9% and its Total risk-based capital ratio at a minimum of 13%. Failure to meet applicable capital guidelines or to satisfy certain other regulatory requirements could subject the Bank to a variety of enforcement remedies available to the federal regulatory authorities.
Fluctuations in interest rates could reduce our profitability.

          Changes in interest rates may affect our level of interest income, the primary component of our gross revenue, as well as the level of our interest expense, our largest recurring expenditure. Interest rate fluctuations are caused by many factors which, for the most part, are not under our direct control. For example, national monetary policy plays a significant role in the determination of interest rates. Additionally, competitor pricing and the resulting negotiations that occur with our customers also impact the rates we collect on loans and the rates we pay on deposits.
          As interest rates change, we expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this “gap” may work against us, and our earnings may be negatively affected.
          Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings.
Our common stock is currently traded on the over-the-counter, or OTC, bulletin board and has substantially less liquidity than the average stock quoted on a national securities exchange.
          Although our common stock is publicly traded on the OTC bulletin board, our common stock has substantially less daily trading volume than the average trading market for companies quoted on the Nasdaq Global Market, or any national securities exchange. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control.
          The market price of our common stock has fluctuated significantly, and may fluctuate in the future. These fluctuations may be unrelated to our performance. General market or industry price declines or overall market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.
Loss of our senior executive officers or other key employees could impair our relationship with our customers and adversely affect our business.
          We have assembled a senior management team which has substantial background and experience in banking and financial services and in the Sevier County and Blount County, Tennessee banking markets. Loss of the services of any of these key personnel could negatively impact our business because of their skills, years of industry experience, customer relationships and the potential difficulty of promptly replacing them.
Our business is dependent on technology, and an inability to invest in technological improvements may adversely affect our results of operations and financial condition.

          The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. We have made significant investments in data processing, management information systems and internet banking accessibility. Our future success will depend in part upon our ability to create additional efficiencies in our operations through the use of technology, particularly in light of our past and projected growth strategy. Many of our competitors have substantially greater resources to invest in technological improvements. There can be no assurance that our technological improvements will increase our operational efficiency or that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.
We are subject to various statutes and regulations that may limit our ability to take certain actions.
          We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various regulatory agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain specified levels of capital. As economic conditions deteriorate, our regulators may review our operations with more scrutiny and we may be subject to increased regulatory oversight which could adversely affect our operations.
          Significant changes in laws and regulations applicable to the banking industry have been recently adopted and others are being considered in Congress, including the Dodd-Frank Wall Street Reform and Consumer Protection Act. We cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.
National or state legislation or regulation may increase our expenses and reduce earnings.
          Federal bank regulators are increasing regulatory scrutiny, and additional restrictions on financial institutions have been proposed by regulators and by Congress. Changes in tax law, federal legislation, regulation or policies, such as bankruptcy laws, deposit insurance, consumer protection laws, and capital requirements, among others, can result in significant increases in our expenses and/or charge-offs, which may adversely affect our earnings. Changes in state or federal tax laws or regulations can have a similar impact. Many state and municipal governments, including the State of Tennessee, are under financial stress due to the economy. As a result, these governments could seek to increase their tax revenues through increased tax levies which could have a meaningful impact on our results of operations. Furthermore, financial institution regulatory agencies are expected to continue to be very aggressive in responding to concerns and trends identified in examinations, including the continued issuance of additional formal or informal enforcement or supervisory actions. These actions, whether formal or informal, could result in our agreeing to limitations or to take actions that limit our operational flexibility, restrict our growth or increase our capital or liquidity levels. Failure to comply with any formal or informal regulatory restrictions, including informal supervisory actions, could lead to further regulatory enforcement actions. Negative developments in the financial services industry and the impact of recently enacted or new legislation in response to those developments could negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance. In addition, industry, legislative or regulatory developments may cause us to materially change our existing strategic direction, capital strategies, compensation or operating plans.
Certain legislative and regulatory initiatives that were enacted in response to the financial crisis are beginning to wind down.
          The U.S. federal, state and foreign governments have taken various actions in an attempt to deal with the worldwide financial crisis that began in the second half of 2008 and the severe decline in the global economy. Some of these programs are beginning to expire and the impact of the wind down on the financial sector and on the economic recovery is unknown. In the United States, the Emergency Economic Stabilization Act of 2008, or “EESA,” was enacted on October 3, 2008 and the American Recovery and Reinvestment Act of 2009 was enacted on February 17, 2009. The Transaction Account Guarantee portion of the FDIC’s Temporary Liquidity Guarantee Program, which guarantees noninterest bearing transaction accounts on an unlimited basis is scheduled to continue until December 31, 2010.
Although we have initiated efforts to reduce our reliance on noncore funding, this type of funding still represents a significant component of our funding base.
          In addition to the traditional core deposits, such as demand deposit accounts, interest checking, money market savings and certificates of deposits, we utilize several noncore funding sources, such as brokered certificates of deposit, FHLB of Cincinnati advances, federal funds purchased and other sources. We utilize these noncore funding sources to supplement core funding deficits. The availability of these noncore funding sources is subject to broad economic conditions and, as such, the cost of funds may fluctuate significantly and/or be restricted, thus impacting our net interest income, our immediate liquidity and/or our access to additional liquidity.
          Brokered certificates of deposit have received scrutiny from regulators in recent months. We impose upon ourselves limitations as to the absolute level of brokered deposits we may have on our balance sheet at any point in time, and we have committed to bank regulators to reduce our reliance on brokered deposits. The pricing of these deposits are subject to the broader wholesale funding market and the depositors’ views on our financial strength and may fluctuate significantly in a very short period of time. Additionally, the availability of these deposits is impacted by overall market conditions as investors determine whether to invest in less risky certificates of deposit or in riskier debt and equity markets. As money flows between these various investment instruments, market conditions will impact the pricing and availability of brokered funds, which may negatively impact our liquidity and cost of funds.
          We impose certain internal limits as to the absolute level of noncore funding we will incur at any point in time. Should we exceed those limitations, we may need to modify our growth plans, liquidate certain assets, participate loans to correspondents or execute other actions to allow for us to return to an acceptable level of noncore funding within a reasonable amount of time.
If the federal funds rate remains at current extremely low levels, our net interest margin, and consequently our net earnings, may be negatively impacted.
          Because of significant competitive deposit pricing pressures in our market and the negative impact of these pressures on our cost of funds, coupled with the fact that a significant portion of our loan portfolio has variable rate pricing that moves in concert with changes to the Federal Reserve Board of Governors’ federal funds rate (which is at an extremely low rate as a result of the current recession), we experienced net interest margin compression throughout 2008 and 2009, which continued during the first three months of 2010. Because of these competitive pressures, we have been unable to lower the rate that we pay on interest-bearing liabilities to the same extent and as quickly as the yields we charge on interest-earning assets. As a result, our net interest margin, and consequently our profitability, has been negatively impacted.
We have a significant deferred tax asset and cannot give any assurance that it will be fully realized.
          We had net deferred tax assets of approximately $5 million as of March 31, 2010. We did not establish a valuation allowance against our net deferred tax assets as of March 31, 2010 because we believe that it is more likely than not that all of these assets will be realized. In evaluating the need for a valuation allowance, we considered the reversal of deferred tax liabilities, the ability to carryback losses to prior years, tax planning strategies and estimated future taxable income based on management prepared forecasts. This process required significant judgment by management about matters that are by nature uncertain. If future events differ significantly from our current forecasts, we may need to establish a valuation allowance, which could have a material adverse effect on our results of operations and financial condition.
Holders of our junior subordinated debentures have rights that are senior to those of our common shareholders.
          At March 31, 2010, we had outstanding trust preferred securities from special purpose trusts and accompanying junior subordinated debentures totaling $13.4 million. Payments of the principal and interest on the trust preferred securities of these trusts are conditionally guaranteed by us. Further, the accompanying junior subordinated debentures we issued to the trusts are senior to our shares of common stock and preferred stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock. Because of the losses the Bank incurred in 2009, it is not permitted to pay dividends to us without the consent of the OCC. As a result, we must use cash on hand to pay our obligations on the subordinated debentures related to our trust preferred securities. At March 31, 2010, we had cash and receivables in an amount sufficient to make these payments until September 30, 2010. If the Bank is unable to secure necessary approvals to pay dividends to us we may be required to continue the current suspension of dividends on our common stock and to defer distributions on our junior subordinated debentures.
If a change in control or change in management is delayed or prevented, the market price of our common stock could be negatively affected.
          Certain federal and state regulations may make it difficult, and expensive, to pursue a tender offer, change in control or takeover attempt that our board of directors opposes. As a result, our shareholders may not have an opportunity to participate in such a transaction, and the trading price of our stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers.
An investment in our common stock is not an insured deposit.
          Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this prospectus and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our stock, you could lose some or all of your investment.

FORWARD-LOOKING STATEMENTS
          Certain of the statements made herein are “forward-looking statements” within the meaning and subject to the protections of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.”
          Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.
          All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “seek,” “attempt,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target,” “potential” and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation, those described under “Risk Factors” in this prospectus and the following factors:
•	the effects of greater than anticipated deterioration in economic and business conditions (including in the residential and commercial real estate construction and development segment of the economy) nationally and in our local market;

•	deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses;

•	lack of sustained growth in the economy in the Sevier County and Blount County, Tennessee area;

•	government monetary and fiscal policies as well as legislative and regulatory changes, including changes in banking, securities and tax laws and regulations;

•	the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;

•	the effects of competition from a wide variety of local, regional, national and other providers of financial, investment, and insurance services;

•	the failure of assumptions underlying the establishment of reserves for possible loan losses and other estimates;

•	the risks of mergers, acquisitions and divestitures, including, without limitation, the related time and costs of implementing such transactions, integrating operations as part of these transactions and the possible failure to achieve expected gains, revenue growth and/or expense savings from such transactions;

•	the effects of failing to comply with our regulatory commitments;

•	changes in accounting policies, rules and practices;

•	changes in technology or products that may be more difficult, or costly, or less effective, than anticipated;

•	the effects of war or other conflicts, acts of terrorism or other catastrophic events that may affect general economic conditions;

•	results of regulatory examinations; and

•	other factors and information described in this report and in any of our other reports that we make with the Securities and Exchange Commission, or the “Commission,” under the Exchange Act.
          All written or oral forward-looking statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. Except as required by the federal securities laws we do not undertake to update, revise or correct any of the forward-looking statements after the date of this report, or after the respective dates on which such statements otherwise are made.
THE OFFERING
Minimum/Maximum
          We are offering a minimum of 10,000 shares and a maximum of 265,000 shares of our common stock for a price of $10.00 per share, for a total minimum amount of gross proceeds of $100,000 and a total maximum amount of gross proceeds of $2,650,000, in each case before deducting the estimated $62,689 of expenses we expect to incur in this offering. Investors must purchase at least 100 shares to participate in this offering but are not limited in the maximum number of shares they can purchase. If we do not sell the minimum number of shares being offered by this prospectus, we will not be required to accept any subscriptions and will return your subscription fee to you, without interest.
Director and Executive Officer Participation
          Our directors and executive officers have indicated to us that they anticipate that they will subscribe for a minimum of [                    ] shares in this offering.
Preference for Existing Shareholders
          We are first offering the shares to our existing shareholders as of the close of business on July ___, 2010. If after August ___, 2010, our existing shareholders have not purchased all of the shares we are offering, we will offer any unsold shares to persons who were not existing shareholders of ours as of the close of business on July ___, 2010. We reserve the right, in our sole discretion, to extend the initial period in which only our existing shareholders are allowed to purchase shares in the offering if our board of directors determines to do so.
Offering period
          We will begin accepting subscriptions for the shares at 8:00 a.m. eastern daylight time on ___, August ___, 2010 and the offering period for the shares will end when all of the shares of the common stock are sold or 5:00 p.m., Sevierville time, on September 30, 2010, whichever will occur first. We may extend this date at our discretion for additional periods not exceeding a total of thirty (30) additional days (i.e., until October 30, 2010). We will promptly notify subscribers of any extensions.
How to Participate in This Offering
          Purchasers must follow the following procedure if participating in this offering:
          1. Complete, date and sign each of the subscription agreement which is included with this prospectus. Make sure you follow the instructions within the subscription agreement when completing it.
          2. Make a check payable to the order of “Mountain National Bancshares, Inc.,” in the amount of $10.00 times the number of shares you wish to purchase.
          3. Persons participating in this offering must purchase at least 100 shares but are not limited in the maximum number of shares that they can purchase.
          4. Beginning no earlier than 8:00 a.m. eastern daylight time on                     , August ___, 2010, return the completed subscription agreement and check to:
In person:
Mountain National Bancshares, Inc.
Michael Brown
300 East Main Street
Sevierville, Tennessee 37862
By mail:
Mountain National Bancshares, Inc.
Michael Brown
P.O. Box 6519
Sevierville, Tennessee 37864
          5. If we accept your subscription, upon receipt of proper payment and a completed and duly executed subscription agreement, you will be entitled to receive a certificate representing the number of shares purchased, which will be validly issued, fully paid and nonassessable. Certificates will be mailed as soon as reasonably possible following consummation of the offering.
          6. The subscription agreement is irrevocable.
Our Discretion
          We reserve the right, in our sole discretion, to accept or reject any subscription in whole or in part on or before the expiration date of this offering and to not offer the shares in those states where existing shareholders or prospective purchasers reside, where compliance with the state’s securities laws would require that we register the shares for issuance under the state’s securities laws or where compliance with those laws would not be in our, or our shareholders’, best interests. If the offering is over subscribed, we plan to accept subscriptions on a first-come, first-served basis. We will notify all subscribers within ten business days after the earlier of the final expiration date or the sale of all of the shares being offered in this offering whether their subscriptions have been accepted. If we do not accept all or a portion of a subscription, we will also return the unaccepted portion of the subscription funds, without interest.
USE OF PROCEEDS
          We estimate that our net proceeds from our sale of the 265,000 shares of common stock we are offering will be approximately $2,587,000 after deducting estimated offering expenses payable by us assuming a public offering price of $10.00 per share. If we are only able to sell the minimum number of shares we are offering, our net proceeds, after deducting estimated offering expenses payable by us assuming a $10.00 public offering price per share will be $37,000.
          Assuming we sell all of the shares we are offering, we will invest approximately $1,500,000 of the net proceeds in the Bank where these proceeds would be available for general corporate purposes, including supporting the Bank’s capital position and funding the Bank’s lending and investment activities. We will retain the remaining approximately $1,087,000 and use it for our general corporate purposes, including the payment of our obligations related to our junior subordinated debentures and working capital to position us for future internal growth. Pending these uses, the net proceeds will be invested by us in a variety of short-term assets, including federal funds, interest-bearing deposits in other banks and similar investments.
PRICE RANGE OF OUR COMMON STOCK
          There is not a large market for the Company’s shares, which are quoted on the OTC Bulletin Board under the symbol “MNBT” and are not traded on any national exchange. Trading is generally limited to private transactions and, therefore, there is limited reliable information available as to the number of trades or the prices at which our stock has traded. Management has reviewed the limited information available regarding the range of prices at which the Company’s common stock has been sold. The following table sets forth, for the calendar periods indicated, the range of high and low reported sales prices. This data is provided for information purposes only and should not be viewed as indicative of the actual or market value of our common stock:

	Market Price Range
	Per Share
Year/Period	High	Low
2010:	$8.10	$5.10
First Quarter	8.10	5.75
Second Quarter	6.75	5.10
Third Quarter (through July 21, 2010)	5.75	5.75

2009:	$16.75	$8.00
First Quarter	16.75	11.00
Second Quarter	16.50	12.50
Third Quarter	15.00	9.00
Fourth Quarter	10.50	8.00

2008:	$25.00	$16.20
First Quarter	25.00	20.00
Second Quarter	25.00	19.90
Third Quarter	22.00	18.00
Fourth Quarter	18.50	16.20

          These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. They have been adjusted to reflect the five percent stock dividend issued March 2008.
          As of July 14, 2010, the Company has approximately 2,000 holders of record of its common stock. The Company has no other class of securities issued or outstanding.
DIVIDEND POLICY
          Dividends from the Bank are the Company’s primary source of funds to pay dividends on its capital stock. Under the National Bank Act, the Bank may, in any calendar year, without the approval of the OCC, pay dividends to the extent of net profits for that year, plus retained net profits for the preceding two years (less any required transfers to surplus). Given the losses incurred by the Bank in 2009, the Bank’s ability to pay dividends to the Company beginning on January 1, 2010 is limited. The need to maintain adequate capital in the Bank also limits dividends that may be paid to the Company. The OCC and Federal Reserve have the general authority to limit the dividends paid by insured banks and bank holding companies, respectively, if such payment may be deemed to constitute an unsafe or unsound practice. If, in the particular circumstances, the OCC determines that the payment of dividends would constitute an unsafe or unsound banking practice, the OCC may, among other things, issue a cease and desist order prohibiting the payment of dividends. Additional information regarding restrictions on the ability of the Bank to pay dividends to the Company is contained in this prospectus under “Business- Supervision and Regulation.”
          On March 7, 2008, we issued a five percent stock dividend to stockholders of record as of February 15, 2008. In lieu of fractional shares, we made a cash payment totaling $17,802, based on a price of $24.00 per share. The total number of shares issued pursuant to the dividend was 124,718.
          During November 2008, the Board of Directors approved a special cash dividend of $0.38 per issued and outstanding share of Common Stock for stockholders of record as of November 26, 2008. The dividend totaling approximately $1,013,000 was paid on December 15, 2008.

CAPITALIZATION
          The following table sets forth our capitalization and certain capital ratios as of March 31, 2010. Our capitalization is presented on an actual basis and on an as adjusted basis to reflect the sale of 265,000 shares of our common stock in this offering and our receipt of approximately $2,587,000 in estimated net proceeds from this offering, assuming a public offering price of $10.00 per share and after deducting the estimated expenses of this offering.

	March 31, 2010
	Actual	As Adjusted
	(Dollars in thousands)
Stockholders’ equity:
Common stock, par value $1.00; 10,000,000 shares authorized: 2,631,611 issued and outstanding at March 31, 2010 — As adjusted: 2,896,611 issued and outstanding	2,631,611	2,896,611
Additional paid-in capital	42,127,938	44,450,249
Retained earnings	2,657,816	2,657,816
Accumulated other comprehensive income (loss), net	9,602	9,602

Total stockholders’ equity	47,426,967	50,014,278

Capital ratios-Company (3):
Leverage (1)	9.10%	9.45%
Risk-based capital (2)	14.57%	15.07%
Tier 1	13.31%	13.81%
Total	7.33%	7.70%

Capital ratios-Bank (3):
Leverage (1)	9.01%	9.22%
Risk-based capital (2)	14.45%	14.74%
Tier 1	13.18%	13.47%
Total	9.26%	9.47%

(1)	Leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets for the quarter ended March 31, 2010. As adjusted calculation assumes that proceeds from offering would have been received as the last transaction for the quarter ended March 31, 2010.

(2)	The as adjusted calculations for the risk-based capital ratios assume that the proceeds from the offering are invested in assets which carry a 100% risk-weighting as of March 31, 2010.

(3)	The as adjusted calculations for the Bank’s capital ratios assume that approximately $1,500,000 of the proceeds from the offering are contributed to the Bank.

BUSINESS
The Company
          Mountain National is a bank holding company registered with the Board of Governors of the Federal Reserve System, or the “Federal Reserve,” under the Bank Holding Company Act of 1956, as amended, or the “BHC Act.” The Company provides a full range of banking services through its banking subsidiary, Mountain National Bank.
          For the purposes of the discussions in this prospectus, the words “we,” “us,” and “our” refer to the combined entities of the Company and the Bank unless otherwise indicated or evident. The Company’s main office is located at 300 East Main Street, Sevierville, Tennessee 37862. The Company was incorporated as a business corporation in March 2002 under the laws of the State of Tennessee for the purpose of acquiring 100% of the issued and outstanding shares of common stock of the Bank. Effective July 1, 2002, the Company and the Bank entered into a reorganization pursuant to which the Company acquired 100% of the outstanding shares of the Bank and the shareholders of the Bank became the shareholders of the Company. In June 2003, the Company received approval from the Federal Reserve Bank of Atlanta to become a bank holding company.
          At December 31, 2009, the assets of the Company consisted primarily of its ownership of the capital stock of the Bank.
          The Company is authorized to engage in any activity permitted by law to a corporation, subject to applicable federal and state regulatory restrictions on the activities of bank holding companies. The Company’s holding company structure provides it with greater flexibility than the Bank would otherwise have relative to expanding and diversifying its business activities through newly formed subsidiaries or through acquisitions. While management of the Company has no present plans to engage in any other business activities, management may from time to time study the feasibility of establishing or acquiring subsidiaries to engage in other business activities to the extent permitted by law.
The Bank
          The Bank is organized as a national banking association. The Bank applied to the OCC, and the FDIC, on February 16, 1998, to become an insured national banking association. The Bank received approval from the OCC to organize as a national banking association on June 16, 1998 and commenced business on November 23, 1998. The Bank’s principal business is to accept demand and savings deposits from the general public and to make residential mortgage, commercial and consumer loans.
Our Banking Business
          General. Our banking business consists primarily of traditional commercial banking operations, including taking deposits and originating loans. We conduct our banking activities from our main office located in Sevierville, Tennessee and through eight additional branch offices in Sevier County, Tennessee, as well as a regional headquarters and two branch offices in

Blount County, Tennessee. We operate two branch offices in Gatlinburg, two branch offices in Pigeon Forge, a branch office in Seymour, a branch office in Kodak, two branch offices in Sevierville, all in Sevier County, and two branch offices and our Blount County regional headquarters in Maryville, Blount County, Tennessee. The retail nature of our commercial banking operations allows for diversification in the number of our depositors and borrowers, and we do not believe that we are dependent on a single or a few customers.
          We offer a variety of retail banking services. We seek savings and other time and demand deposits from consumers and businesses in our primary market area by offering a full range of deposit accounts, including savings, demand deposit, retirement, including individual retirement accounts, or “IRA’s,” and professional and checking accounts, as well as certificates of deposit. We use the deposit funds we receive to originate mortgage, commercial and consumer loans, and to make other authorized investments. In addition, we currently maintain 20 full-service ATMs throughout our market area. Because the Bank is a member of a number of payment systems networks, Bank customers may also access banking services through ATMs and point of sale terminals throughout the world. In addition to traditional deposit-taking and lending services, we also provide a variety of checking accounts, savings programs, night depository services, safe deposit facilities and credit card plans.
          The banking industry is significantly affected by prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, the housing industry and financial institutions. Deposits at commercial banks are influenced by economic conditions, including interest rates and competing investment instruments, levels of personal income and savings, among others. Lending activities are also influenced by a number of economic factors, including demand for and supply of housing, conditions in the construction industry, local economic and seasonal factors and availability of funds. Our primary sources of funding for lending activities include savings and demand deposits, income from investments, loan principal payments and borrowings. For additional information relating to our deposits and loans, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K for the year ended December 31, 2009 incorporated by reference herein.
          Market Areas. Our primary market areas are Sevier and Blount Counties, contiguous counties located in eastern Tennessee. We intend to continue our focus on these primary market areas in the future. Additionally, even with our current market area focus, some of our business may come from other areas contiguous to our primary market area.
Lending Activities
          General. We concentrate on developing a diversified real estate loan portfolio consisting of first mortgage loans secured by residential properties, loans secured by commercial properties and other commercial and consumer loans.
          Real Estate Lending. We originate permanent and construction loans having terms in the case of the permanent loans of up to 30 years that are typically secured by residential real estate comprised of single-family dwellings and multi-family dwellings of up to four units. All of our residential real estate loans consist of conventional loans that are not insured or guaranteed by government agencies. We also originate and hold in our portfolio traditional fixed-rate mortgage loans in appropriate circumstances.
          Consumer Lending. We originate consumer loans that typically fall into the following categories:
•	loans secured by junior liens on real estate, including home improvement and home equity loans, which have an average maturity of about three years and generally are limited to 80% of appraised value, and home equity lines of credit;

•	loans secured by personal property, such as automobiles, recreational vehicles or boats, which typically have 36 to 60 month maturities;

•	loans to our depositors secured by their time deposit accounts or certificates of deposit;

•	unsecured personal loans and personal lines of credit; and

•	credit card loans.
          Consumer loans generally entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are unsecured or that are secured by rapidly depreciating assets such as automobiles. Where consumer loans are unsecured or secured by depreciating assets, the absence of collateral or the insufficiency of any repossessed collateral to serve as an adequate source of repayment of the outstanding loan balance poses greater risk of loss to us. When a deficiency exists between the outstanding balance of a defaulted loan and the value of collateral repossessed, the borrower’s financial instability and life situations that led to the default (which may include job loss, divorce, illness or personal bankruptcy, among other things) often do not warrant substantial further collection efforts. Furthermore, the application of various federal and state laws, including federal bankruptcy and state insolvency laws, may limit the amount that we can recover in the event a consumer defaults on an unsecured or undersecured loan.
          Construction Lending. We offer single-family residential construction loans to borrowers for construction of one-to-four family residences in our primary market area. Generally, we limit our construction lending to construction-permanent loans and make these loans to individuals building their primary residences. We also originate construction loans to selected local builders for construction of single-family dwellings.
          Our construction loans may have fixed or adjustable interest rates and are underwritten in accordance with the same standards that we apply to permanent mortgage loans, with the exception that our construction loans generally provide for disbursement of the loan amount in stages during a construction period of up to 12 months, during which period the borrower is required to make monthly payments of accrued interest on the outstanding loan balance. We typically require a maximum loan-to-value ratio of 80% on construction loans we originate. While our construction loans generally convert to permanent loans following construction, the construction loans we extend to builders generally require repayment in full upon the completion of construction, or, alternatively, may be assumed by the borrower.
          Construction lending affords us the opportunity to earn higher interest rates and fees with shorter terms to maturity than does single-family permanent mortgage lending. Construction lending, however, is generally considered to involve a higher degree of risk than single-family permanent mortgage lending because of the inherent difficulty in estimating both a property’s value at completion of the project and the projected cost of the project. If the estimate of construction cost proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to complete the project. If the estimate of value upon completion proves inaccurate, we may be confronted at, or prior to, the maturity of the loan with collateral of insufficient value to assure full repayment. Construction projects may also be jeopardized by downturns in the economy or demand in the area where the project is being undertaken, disagreements between borrowers and builders and by the failure of builders to pay subcontractors. Loans to builders to construct homes for which no purchaser has been identified carry more risk because the builder’s ability to repay the loan is often dependent on the builder’s ability to sell the property prior to the time the construction loan becomes due.
          Commercial Lending. We originate secured and unsecured loans for commercial, corporate, business and agricultural purposes, and we engage in commercial real estate activities consisting of loans for hotels, motels, restaurants, retail store outlets and service providers such as insurance agencies. Currently, we concentrate our commercial lending efforts on originating loans to small businesses for purposes of providing working capital, capital improvements, and construction and leasehold improvements. These loans typically have one-year maturities, if they are unsecured loans, or, in the case of small business loans secured by real estate, have an average maturity of five years. We also participate in the Small Business Administration’s guaranteed commercial loan program.
          Commercial lending, while generally considered to involve a higher degree of credit risk than long-term financing of residential properties, generally provides higher yields and greater interest rate sensitivity than do residential mortgage loans. Commercial loans are generally adjustable rate loans or loans that have short-term maturities of one to three years. The higher risks inherent in commercial lending include risks specific to the business venture, delays in leasing the collateral and excessive collateral dependency, vacancy, delays in obtaining or inability to obtain permanent financing and difficulties we may experience in exerting influence over or acquiring the collateral following a borrower’s default. Moreover, commercial loans often carry larger loan balances to single borrowers or groups of related borrowers than do residential real estate loans. With respect to commercial real estate lending, the borrower’s ability to make principal and interest payments on loans secured by income-producing properties is typically dependent on the successful operation of the related real estate project and thus may be subject to a greater extent to adverse conditions in the real estate market or in the economy generally. We attempt to mitigate the risks inherent in commercial lending by, among other things, securing our loans with adequate collateral and extending commercial loans only to persons located in our primary market area.
          Creditworthiness and Collateral. We require each prospective borrower to complete a detailed loan application which we use to evaluate the applicant’s creditworthiness. All loan applications are reviewed and approved or disapproved in accordance with guidelines established by the Bank’s Board of Directors. We also require that loan collateral be appraised by an in house evaluation or by independent appraisers approved by the Bank’s Board of Directors and require borrowers to maintain fire and casualty insurance on collateral in accordance with guidelines established by the Bank’s Board of Directors. Title insurance is required for most real property collateral.

          Loan Originations. We originate loans primarily for our own portfolio but, subject to market conditions, we may sell certain loans we originate in the secondary market. Initially, most of our loans are originated based on referrals and to walk-in customers. We also use various methods of local advertising to stimulate originations.
          Secondary Market Activities. We engage in secondary mortgage market activities, principally the sale of certain residential mortgage loans on a servicing-released basis, subject to market conditions. Secondary mortgage market activities permit us to generate fee income and sale income to supplement our principal source of income — net interest income resulting from the interest margin between the yield on interest-earning assets like loans and investment securities and the interest paid on interest-bearing liabilities such as savings deposits, time deposit certificates and funds borrowed by the Bank.
          From time to time we originate a limited number of permanent, conventional residential mortgage loans that we sell on a servicing-released basis to private institutional investors such as savings institutions, banks, life insurance companies and pension funds. We originate these loans on terms and conditions similar to those required for sale to the Federal Home Loan Mortgage Corporation, or “FHLMC,” and the Federal National Mortgage Association, or “FNMA,” except that we occasionally offer these loans with higher dollar limits than are permissible for FHLMC or FNMA-eligible loans.
          The loan-to-value ratios we require for the residential mortgage loans we originate are determined based on guidelines established by the Bank’s Board of Directors pursuant to applicable law.
          Income from Lending Activities. Our lending activities generate interest and loan origination fee income. Loan origination fees are calculated as a percentage of the principal amount of the mortgage loans we originate and are charged to the borrower by the Bank for originating the loan. We also receive loan fees and charges related to existing loans, which include late charges and assumption fees.
          Loan Delinquencies and Defaults. When a borrower fails to make a required loan payment for 30 days, we classify the loan as delinquent. If the delinquency exceeds 90 days and is not cured through the Bank’s normal collection procedures, we institute more formal recovery efforts. If a foreclosure action is initiated and the loan is not reinstated, paid in full or refinanced, the property is sold at a judicial or trustee sale at which, in some instances, the Bank acquires the property. Thereafter, such acquired property is recorded in the Bank’s records as “other real estate owned”, or “OREO,” until the property is sold. In some cases, we may finance sales of OREO, which may involve our origination of “loans to facilitate” that typically involve a lower down payment or a longer term.
Investment Activities
          Our investment securities portfolio is an integral part of our total assets and liabilities management strategy. We use our investments, in part, to further our interest rate risk management objective of reducing our sensitivity to interest-rate fluctuations. Our primary objective in making investment determinations with respect to our securities portfolio is to achieve a high degree of maturity and rate matching between these assets and our interest-bearing liabilities. In order to achieve this goal, we concentrate our investments, which constituted approximately 23% of our total assets at December 31, 2009, in U.S. government securities or other securities of similar low risk. The U.S. government and other investment-grade securities in which we invest typically have maturities ranging from 30 days to 30 years.
Sources of Funds
          General. Deposits are the primary source of funds we use to support our lending activities and other general business activities. Other sources of funds include loan repayments, loan sales and borrowings. Although deposit activity is significantly influenced by fluctuations in interest rates and general market conditions, loan repayments are a relatively stable source of funds. We also use short-term borrowings to compensate in periods where our normal funding sources are insufficient to satisfy our funding needs. We use long-term borrowings to support extended activities and to extend the term of our liabilities.
          Deposits. We offer a variety of programs designed to attract both short-term and long-term deposits from the general public in our market areas. These programs include savings accounts, NOW accounts, demand deposit accounts, money market deposit accounts, fixed-rate and variable-rate certificate of deposit accounts of varying maturities, retirement accounts and certain other accounts. We particularly focus on promoting long-term deposits, such as IRA accounts and certificates of deposit. Additionally, we use brokered deposits that are comparable in rate and term to our traditional certificates of deposit.
          Borrowings. The Bank became a member of the FHLB of Cincinnati in December 2001. The FHLB of Cincinnati functions as a central reserve bank that provides credit for member institutions. As a member, the Bank is required to own capital stock in the FHLB of Cincinnati. Membership in the FHLB of Cincinnati entitles the Bank, provided certain standards related to creditworthiness have been met, to apply for advances on the security of the FHLB of Cincinnati stock it holds as well as on the security of certain of its residential mortgage loans, commercial loans and other assets (principally, its investment securities that are obligations of, or guaranteed by, the United States). The FHLB of Cincinnati makes advances to the Bank pursuant to several different credit programs. Each credit program has its own interest rate and range of maturities. Interest rates on FHLB of Cincinnati advances are generally variable and adjust to reflect actual conditions existing in the credit markets. The uses for which we may employ funds received pursuant to FHLB of Cincinnati advances are prescribed by the various lending programs, which also prescribe borrowing limitations. Acceptable uses prescribed by the FHLB of Cincinnati have included expansion of residential mortgage lending and funding short-term liquidity needs. Depending on the particular credit program under which we borrow, borrowing limitations are generally based on the FHLB of Cincinnati’s assessment of our creditworthiness. The FHLB of Cincinnati is required to review the credit limitations and standards to which we are subject at least once every six months.
          Financing. In August of 1998, the Bank completed an offering of common stock which yielded proceeds of $12,000,000. On November 7, 2003, the Company completed the sale, through its wholly owned statutory trust subsidiary, MNB Capital Trust I, of $5,500,000 of trust preferred securities, which we refer to as “Capital Securities I,” which mature on December 31, 2033, and have a liquidation amount of $50,000 per Capital Security. Interest on the Capital Securities I is to be paid quarterly on the last day of each March, June, September and December and is reset quarterly based on the three-month LIBOR plus 305 basis points. The Company used the net proceeds from the offering of Capital Securities I to pay off an outstanding line of credit.
          On June 20, 2006, the Company completed the sale, through its wholly owned statutory trust subsidiary, MNB Capital Trust II, of $7,500,000 of trust preferred securities, which we refer to as “Capital Securities II,” which mature on July 7, 2036, and have a liquidation amount of $1,000 per Capital Security. Interest on the Capital Securities II is to be paid quarterly on the seventh day of each January, April, July and October and is reset quarterly based on the three-month LIBOR plus 160 basis points. The Company used the net proceeds from the offering of Capital Securities II to increase regulatory capital for the Company and for operating funds for the Bank.
          During the third quarter of 2005, the Company sold 416,500 shares of common stock. This sale resulted in an increase in common stock and surplus of approximately $9,896,500. In connection with the offering, there were 416,500 warrants issued, one warrant for each share of stock sold, that had an exercise price of $25.20 per warrant. The warrants could be exercised beginning after one year from the date of the sale of the common stock, and had to be exercised no later than two years from the date of the sale. The final day to exercise the common stock warrants was September 7, 2007. During the period in which they could be exercised, 476,194 out of 482,151 (adjusted for 5% stock dividends) warrants were exercised at a weighted average exercise price of $21.77 (adjusted for 5% stock dividends). The total corresponding increase to shareholders’ equity from the conversion of the stock warrants to common stock from September 7, 2006 to September 7, 2007, the period the warrants could be exercised, was approximately $10,367,000.
Competition
          We face significant competition in our primary market areas from a number of sources, including eight commercial banks and one savings institution in Sevier County and twelve commercial banks and one savings institution in Blount County. As of June 30, 2009, there were 57 commercial bank branches and three savings institutions branches located in Sevier County and 52 commercial bank branches and one savings institution branch located in Blount County.
          The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and other federal and state laws have resulted in increased competition from both conventional banking institutions and other businesses offering financial services and products. Mortgage banking firms, finance companies, real estate investment trusts, insurance companies, leasing companies and certain government agencies provide additional competition for loans and for certain financial services. We also compete for deposit accounts with a number of other financial intermediaries, including securities brokerage firms, money market mutual funds, government and corporate securities and credit unions. The primary criteria on which institutions compete for deposits and loans are interest rates, loan origination fees and range of services offered.

          As evidenced by our historical deposit and loan growth, notwithstanding the net reduction in loans during 2009, we have been able to compete with our larger, more established competitors by attracting customers from existing financial institutions as well as from growth in our communities by focusing on providing a high level of customer service and by providing the products most important to our customers. During our operating history, we have been successful in hiring a staff with significant local bank experience that shares our commitment to providing our customers with the highest levels of customer service. While focusing on customer service, we are also able to offer our customers most of the banking services offered by our local competitors, including Internet banking, investment services and sweep accounts.
Employees
          We currently employ a total of 154 employees, including 153 full time employees. We are not a party to any collective bargaining agreements with our employees, and we consider relations with our employees to be good.
Seasonality
          Due to the predominance of the tourism industry in Sevier County, a significant portion of our commercial loan portfolio is concentrated within that industry. The predominance of the tourism industry also makes our business more seasonal in nature than may be the case with banks and financial institutions in other market areas. Deposit growth generally slows during the first quarter each year and then increases during each of the last three quarters. Our cost of funds tends to increase during the first quarter each year due to our dependence on borrowed funds that typically have a higher interest rate than our core deposits. The tourism industry in Sevier County has remained relatively stable during the past couple of years, particularly with respect to overnight rentals and hospitality services, and management does not anticipate any significant changes in that trend in the future.
Supervision and Regulation
Supervision and Regulation
          Bank holding companies and banks are extensively regulated under federal and state law. This discussion is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below and is not intended to be a complete description of the statutes or regulations applicable to the Company’s and the Bank’s business. Supervision, regulation, and examination of the Company and the Bank and their respective subsidiaries by the bank regulatory agencies are intended primarily for the protection of bank depositors rather than holders of Company capital stock. Any change in applicable law or regulation may have a material effect on the Company’s business.
Bank Holding Company Regulation
          The Company, as a bank holding company, is subject to supervision and regulation by the Board of Governors of the Federal Reserve under the BHC Act. Bank holding companies are generally limited to the business of banking, managing or controlling banks, and other activities that the Federal Reserve determines to be so closely related to banking, or managing or controlling banks, as to be a proper incident thereto. The Company is required to file with the Federal Reserve periodic reports and such other information as the Federal Reserve may request. The Federal Reserve examines the Company and may examine non-bank subsidiaries the Company may acquire.
          The BHC Act requires prior Federal Reserve approval for, among other things, the acquisition by a bank holding company of direct or indirect ownership or control of more than 5% of the voting shares or substantially all the assets of any bank, or for a merger or consolidation of a bank holding company with another bank holding company. With certain exceptions, the BHC Act prohibits a bank holding company from acquiring direct or indirect ownership or control of voting shares of any company which is not a bank or bank holding company, and from engaging directly or indirectly in any activity other than banking or managing or controlling banks or performing services for its authorized subsidiaries. A bank holding company, may, however, engage in or acquire an interest in a company that engages in activities which the Federal Reserve has determined by regulation or order to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.
          The Gramm-Leach-Bliley Act of 1999, or the “GLB Act,” substantially revised the statutory restrictions separating banking activities from certain other financial activities. Under the GLB Act, bank holding companies that are “well-capitalized” and “well-managed”, as defined in Federal Reserve Regulation Y, which have and maintain “satisfactory” Community Reinvestment Act, or “CRA,” ratings, and meet certain other conditions, can elect to become “financial holding companies.” Financial holding companies and their subsidiaries are permitted to acquire or engage in previously impermissible activities such as insurance underwriting, securities underwriting, travel agency activities, broad insurance agency activities, merchant banking, and other activities that the Federal Reserve determines to be financial in nature or complementary thereto. In addition, under the merchant banking authority added by the GLB Act and Federal Reserve regulation, financial holding companies are authorized to invest in companies that engage in activities that are not financial in nature, as long as the financial holding company makes its investment with the intention of limiting the term of its investment and does not manage the company on a day-to-day basis, and the invested company does not cross-market with any of the financial holding company’s controlled depository institutions. Financial holding companies continue to be subject to the overall oversight and supervision of the Federal Reserve, but the GLB Act applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities. While the Company has no present plans to become a financial holding company, it may elect to do so in the future in order to exercise the broader activity powers provided by the GLB Act. The GLB Act also includes consumer privacy provisions, and the federal bank regulatory agencies have adopted extensive privacy rules implementing the GLB Act.
          The Company is a legal entity separate and distinct from the Bank. Various legal limitations restrict the Bank from lending or otherwise supplying funds to the Company. The Company and the Bank are subject to Section 23A of the Federal Reserve Act and Federal Reserve Regulation W thereunder. Section 23A defines “covered transactions,” which include extensions of credit, and limits a bank’s covered transactions with any affiliate to 10% of such bank’s capital and surplus. All covered and exempt transactions between a bank and its affiliates must be on terms and conditions consistent with safe and sound banking practices, and banks and their subsidiaries are prohibited from purchasing low-quality assets from the bank’s affiliates. Finally, Section 23A requires that all of a bank’s extensions of credit to its affiliates be appropriately secured by acceptable collateral, generally United States government or agency securities. The Company and the Bank also are subject to Section 23B of the Federal Reserve Act, which generally limits covered and other transactions among affiliates to be on terms, including credit standards, that are substantially the same or at least as favorable to the bank or its subsidiary as those prevailing at the time for similar transactions with unaffiliated companies.
          The BHC Act permits acquisitions of banks by bank holding companies, such that the Company and any other bank holding company located in Tennessee may acquire a bank located in any other state, and any bank holding company located outside Tennessee may lawfully acquire any bank based in another state, subject to certain deposit-percentage, age of bank charter requirements, and other restrictions. Federal law also permits national and state-chartered banks to branch interstate through acquisitions of banks in other states. Under Tennessee law, in order for an out-of-state bank or bank holding company to establish a branch in Tennessee, the bank or bank holding company must purchase an existing bank, bank holding company, or branch of a bank in Tennessee which has been in existence for at least three years. De novo interstate branching is permitted under Tennessee law on a reciprocal basis. The Bank is eligible to be acquired by any bank or bank holding company, whether inter-or intrastate, since it has been in existence for more than three years.
          Federal Reserve policy requires a bank holding company to act as a source of financial strength and to take measures to preserve and protect bank subsidiaries in situations where additional investments in a troubled bank may not otherwise be warranted. In addition, under the Financial Institutions Reform, Recovery and Enforcement Act of 1989, or “FIRREA,” where a bank holding company has more than one bank or thrift subsidiary, each of the bank holding company’s subsidiary depository institutions are responsible for any losses to the FDIC as a result of an affiliated depository institution’s failure. As a result, a bank holding company may be required to loan money to its subsidiaries in the form of capital notes or other instruments that qualify as capital under regulatory rules. However, any loans from the holding company to such subsidiary banks likely will be unsecured and subordinated to such bank’s depositors and perhaps to other creditors of the bank.
Bank Regulation
          The Bank is subject to supervision, regulation, and examination by the OCC which monitors all areas of the operations of the Bank, including reserves, loans, mortgages, issuances of securities, payment of dividends, establishment of branches, capital adequacy, and compliance with laws. The Bank is a member of the FDIC and, as such, its deposits are insured by the FDIC to the maximum extent provided by law. See “FDIC Insurance Assessments”.
          While the OCC has authority to approve branch applications, national banks are required by the National Bank Act to adhere to branching laws applicable to state chartered banks in the states in which they are located. With prior regulatory approval, Tennessee law permits banks based in the state to either establish new or acquire existing branch offices throughout Tennessee and in other states on a reciprocal basis. The Bank and any other national or state-chartered bank generally may branch across state lines by merging with banks in other states if allowed by the applicable states’ laws. Tennessee law, with limited exceptions, currently permits branching across state lines either through interstate merger or branch acquisition. Tennessee, however, only permits an out-of-state bank, short of an interstate merger, to branch into Tennessee through branch acquisition if the home state of the out-of-state bank permits Tennessee-based banks to acquire branches there.
          The OCC has adopted a series of revisions to its regulations, including expanding the powers exercisable by operating subsidiaries of national banks. These changes also modernize and streamline corporate governance, investment and fiduciary powers. The OCC also has the ability to preempt state laws purporting to regulate the activities of national banks.
          The OCC has adopted the Federal Financial Institutions Examination Council’s, or “FFIEC’s,” rating system and assigns each financial institution a confidential composite rating based on an evaluation and rating of six essential components of an institution’s financial condition and operations including Capital Adequacy, Asset Quality, Management, Earnings, Liquidity and Sensitivity to market risk, as well as the quality of risk management practices. For most institutions, the FFIEC has indicated that market risk primarily reflects exposures to changes in interest rates. When regulators evaluate this component, consideration is expected to be given to: (i) management’s ability to identify, measure, monitor, and control market risk; (ii) the institution’s size; (iii) the nature and complexity of its activities and its risk profile; and (iv) the adequacy of its capital and earnings in relation to its level of market risk exposure. Market risk is rated based upon, but not limited to, an assessment of the sensitivity of the financial institution’s earnings or the economic value of its capital to adverse changes in interest rates, foreign exchange rates, commodity prices, or equity prices; management’s ability to identify, measure, monitor, and control exposure to market risk; and the nature and complexity of interest rate risk exposure arising from nontrading positions.
          On June 2, 2009, the Bank’s board of directors entered into a formal written agreement with the OCC in which the Bank agreed to make a variety of operational improvements, including action plans to reduce its credit risk, level of criticized assets, concentration of commercial real estate loans and dependency on wholesale funding sources, and to improve its loan and loan concentration risk management, allowance for loan loss process, loan review problem loan identification and its loan workout procedures and staffing. The Bank has been actively addressing the issues reflected in the agreement and continuing to implement new enhanced processes and practices to achieve compliance. The Bank’s Board of Directors believes that actions it is taking under the agreement are positive responses to existing economic uncertainties.
          The GLB Act requires banks and their affiliated companies to adopt and disclose privacy policies regarding the sharing of personal information they obtain from their customers with third parties. The GLB Act also permits bank subsidiaries to engage in “financial activities” through subsidiaries similar to those permitted to financial holding companies. See the discussion regarding the GLB Act in “Bank Holding Company Regulation” above.

Community Reinvestment Act
          The Company and the Bank are subject to the CRA, and the federal banking agencies’ regulations. Under the CRA, all banks and thrifts have a continuing and affirmative obligation, consistent with their safe and sound operation to help meet the credit needs for their entire communities, including low and moderate income neighborhoods. The CRA requires a depository institution’s primary federal regulator, in connection with its examination of the institution, to assess the institution’s record of assessing and meeting the credit needs of the communities served by that institution, including low- and moderate-income neighborhoods. The regulatory agency’s assessment of the institution’s record is made available to the public. Further, such assessment is required of any institution which has applied to: (i) charter a national bank; (ii) obtain deposit insurance coverage for a newly-chartered institution; (iii) establish a new branch office that accepts deposits; (iv) relocate an office; (v) merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution, or (vi) expand other activities, including engaging in financial services activities authorized by the GLB Act. A less than satisfactory CRA rating will slow, if not preclude, expansion of banking activities and prevent a company from becoming a financial holding company. The Bank has a satisfactory CRA rating.
          The GLB Act and federal bank regulations have made various changes to the CRA. Among other changes, CRA agreements with private parties must be disclosed and annual CRA reports must be made to a bank’s primary federal regulator. A bank holding company will not be permitted to become or remain a financial holding company and no new activities authorized under the GLB Act may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a “satisfactory” CRA rating in its latest CRA examination. Under current OCC regulations, the Bank has intermediate small bank status. The requirements for an intermediate small bank to meet its CRA objectives are more stringent than those for a small bank, but less so than those for large banks.
          The Bank is also subject to, among other things, the provisions of the Equal Credit Opportunity Act, or the “ECOA,” and the Fair Housing Act, or the “FHA,” both of which prohibit discrimination based on race or color, religion, national origin, sex, and familial status in any aspect of a consumer or commercial credit or residential real estate transaction. In 1994, the Department of Housing and Urban Development, the Department of Justice, or the “DOJ,” and the federal banking agencies issued an Interagency Policy Statement on Discrimination in Lending in order to provide guidance to financial institutions in determining whether discrimination exists, how the agencies will respond to lending discrimination, and what steps lenders might take to prevent discriminatory lending practices. The DOJ has also increased its efforts to prosecute what it regards as violations of the ECOA and FHA.
Sarbanes-Oxley Act
          We are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002, as well as rules and regulations adopted by the Commission and the Public Company Accounting Oversight Board thereunder. In particular, we are required to include management reports on internal controls as part of our annual report for the year ended December 31, 2009, pursuant to Section 404 of the Sarbanes-Oxley Act. We have spent significant amounts of time and money on compliance with these rules and anticipate a similar burden going forward. We completed our assessment of our internal controls in a timely manner and management’s report on internal controls is included in our annual report on Form 10-K for the year ended December 31, 2009. Our failure to comply with these internal control rules may materially adversely affect our reputation, our ability to obtain the necessary certifications to our financial statements, and the values of our securities.
Emergency Economic Stabilization Act
          On October 3, 2008, Congress passed the EESA, which provides the U. S. Secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to U.S. markets. Several programs have been initiated by the U.S. Treasury, the Board of Governors of the Federal Reserve and the FDIC to stabilize the financial system. The U.S. Treasury’s Troubled Asset Relief Program and Capital Purchase Program, or the “TARP/CPP,” was created to invest up to $250 billion into banks and savings institutions of all sizes. The program is voluntary and requires an institution to comply with a number of restrictions and provisions, including limits on executive compensation, stock redemptions and declaration of dividends. The Company decided, after very careful consideration, not to participate in this program. The Company and the Bank are both well-capitalized and management believes the Company and the Bank will continue to be well-capitalized going forward. The FDIC also began to temporarily provide a 100% guarantee of the senior debt of all FDIC insured institutions, as well as deposits in noninterest-bearing deposit accounts under its Temporary Liquidity Guarantee Program, or the “TLGP.” The Bank continues to participate in the transaction account guarantee program, which expires on December 31, 2010. Under the transaction account guarantee program, an institution can provide full coverage on non-interest bearing transaction accounts for an annual assessment of 10, 20 or 25 basis points, depending on the institution’s risk category, of any deposit amounts exceeding the $250,000 deposit insurance limit, in addition to the normal risk-based assessment. The Bank’s participation in the transaction account guarantee component of the TLGP is discussed in more detail under “FDIC Insurance Assessments” below.
Payments of Dividends
          The Company is a legal entity separate and distinct from the Bank. The prior approval of the OCC is required if the total of all dividends declared by a national bank (such as the Bank) in any calendar year will exceed the sum of such bank’s net profits for the year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. Federal law also prohibits any national bank from paying dividends that would be greater than such bank’s undivided profits after deducting statutory bad debts in excess of such bank’s allowance for possible loan losses.
          In addition, the Company and the Bank are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a national or state member bank or a bank holding company that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The OCC and the Federal Reserve have indicated that paying dividends that deplete a national or state member bank’s capital base to an inadequate level would be an unsound and unsafe banking practice. The OCC and the Federal Reserve have each indicated that depository institutions and their holding companies should generally pay dividends only out of current operating earnings.
          As of December 31, 2009, the Bank could, without prior approval, declare dividends of approximately $3,727,000. Pursuant to federal banking regulations and due to losses incurred in 2009, beginning in 2010, the Bank and the Company had no net retained profits from the previous two years available for dividend payments. The Bank and the Company may not, subsequent to January 1, 2010, without prior consent, pay any dividends until such time that current year profits exceed the net losses and dividends of the prior two years.
Capital
          The Federal Reserve and the OCC have risk-based capital guidelines for bank holding companies and national banks, respectively. These guidelines require a minimum ratio of capital to risk-weighted assets (including certain off-balance-sheet activities, such as standby letters of credit) of 8%. At least half of the total capital must consist of common equity, retained earnings, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less goodwill and other specified intangible assets (“Tier 1 capital”). Additionally, qualified trust preferred securities and other restricted capital elements such as minority interests in the equity accounts of consolidated subsidiaries are permitted to be included as Tier 1 capital up to 25% of core capital, net of goodwill and intangibles. The Company expects that it will continue to treat its $13 million of trust preferred securities as Tier 1 capital subject to the limits listed above. Voting common equity must be the predominant form of capital. The remainder may consist of non-qualifying preferred stock, qualifying subordinated, perpetual, and/or mandatory convertible debt, up to 45% of pretax unrealized holding gains on available for sale equity securities with readily determinable market values that are prudently valued, and a limited amount of any loan loss allowance (“Tier 2 capital” and, together with Tier 1 capital, “Total Capital”).
          In addition, the Federal Reserve and the OCC have established minimum leverage ratio guidelines for bank holding companies and national banks, which provide for a minimum leverage ratio of Tier 1 capital to adjusted average quarterly assets (“leverage ratio”) equal to 3%, plus an additional cushion of 1.0% to 2.0%, if the institution has less than the highest regulatory rating. The guidelines also provide that institutions experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Higher capital may be required in individual cases depending upon a bank holding company’s risk profile. All bank holding companies and banks are expected to hold capital commensurate with the level and nature of their risks, including the volume and severity of their problem loans. Lastly, the Federal Reserve’s guidelines indicate that the Federal Reserve will continue to consider a “tangible Tier 1 leverage ratio” (deducting all intangibles) in evaluating proposals for expansion or new activity.
          The FDICIA, among other things, requires the federal banking agencies to take “prompt corrective action” regarding depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: “well capitalized”, “adequately capitalized”,

“undercapitalized”, “significantly undercapitalized”, and “critically undercapitalized”. A depository institution’s capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation.
          All of the federal banking agencies have adopted regulations establishing relevant capital measures and relevant capital levels. The relevant capital measures are the Total Capital ratio, Tier 1 capital ratio, and the leverage ratio. Under the regulations, a national bank will be (i) well capitalized if it has a Total Capital ratio of 10% or greater, a Tier 1 capital ratio of 6% or greater, and a leverage ratio of at least 5%, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure, (ii) adequately capitalized if it has a Total Capital ratio of 8% or greater, a Tier 1 capital ratio of 4% or greater, and a leverage ratio of 4% or greater (3% in certain circumstances), (iii) undercapitalized if it has a Total Capital ratio of less than 8%, or a Tier 1 capital ratio of less than 4% (3% in certain circumstances), (iv) significantly undercapitalized if it has a total capital ratio of less than 6% or a Tier I capital ratio of less than 3%, or a leverage ratio of less than 3%, or (v) critically undercapitalized if its tangible equity is equal to or less than 2% of average quarterly tangible assets.
          Failure to meet statutorily mandated capital guidelines or more restrictive ratios separately established for a financial institution, like those the Bank is currently subject to, could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting or renewing brokered deposits, limitations on the rates of interest that the institution may pay on its deposits and other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements.
          During the first quarter of 2010, the Bank agreed to an OCC requirement to maintain a minimum Tier 1 capital to average assets ratio of 9% and a minimum total capital to risk-weighted assets ratio of 13%. As of March 31, 2010, the Bank was in compliance with these new minimum requirements.
          As of March 31, 2010, the consolidated capital ratios of the Company and Bank were as follows:

	Regulatory
	Minimum to be	Regulatory Minimum
	Adequately	to be Well
	Capitalized	Capitalized	Company	Bank
Tier 1 capital ratio	4.0%	6.0%	13.31%	13.18%
Total capital ratio	8.0%	10.0%	14.57%	14.45%
Leverage ratio	3.0-5.0%	5.0%	9.10%	9.01%
FDICIA
          FDICIA directs that each federal banking regulatory agency prescribe standards for depository institutions and depository institution holding companies relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth compensation, a maximum ratio of classified assets to capital, minimum earnings sufficient to absorb losses, a minimum ratio of market value to book value for publicly traded shares, and such other standards as the federal regulatory agencies deem appropriate.
          FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and are required to submit a capital restoration plan for approval. For a capital restoration plan to be acceptable, the depository institution’s parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of 5% of the depository institution’s total assets at the time it became undercapitalized and the amount necessary to bring the institution into compliance with applicable capital standards.
          FDICIA also contains a variety of other provisions that may affect the operations of the Company and the Bank, including reporting requirements, regulatory standards for real estate lending, “truth in savings” provisions, the requirement that a depository institution give 90 days’ prior notice to customers and regulatory authorities before closing any branch, and a prohibition on the acceptance or renewal of brokered deposits by depository institutions that are not well capitalized or are adequately capitalized and have not received a waiver from the FDIC. The Company and the Bank are considered “well capitalized,” and brokered deposits are not restricted.
Enforcement Policies and Actions
          The Federal Reserve and the OCC monitor compliance with laws and regulations. Violations of laws and regulations, or other unsafe and unsound practices, may result in these agencies imposing fines or penalties, cease and desist orders, or taking other enforcement actions. Under certain circumstances, these agencies may enforce these remedies directly against officers, directors, employees and others participating in the affairs of a bank or bank holding company.
Fiscal and Monetary Policy
          Banking is a business that depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank’s earnings. Thus, the earnings and growth of Mountain National and the Bank are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve, and the reserve requirements on deposits. The nature and timing of any changes in such policies and their effect on Mountain National and its subsidiary cannot be predicted. During 2008, the Federal Reserve reduced the target federal funds rate seven times for a range of 4.00 - 4.25%. The year-end target federal funds rate was expressed as a range from 0.00 — 0.25%. During 2008, the Federal Reserve also reduced the discount rate eight times for a total of 4.25%. The target federal funds and discount rates in effect at December 31, 2008 were unchanged throughout 2009.
FDIC Insurance Assessments
          The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. In early 2006, Congress passed the Federal Deposit Insurance Reform Act of 2005, which made certain changes to the Federal deposit insurance program. These changes included merging the Bank Insurance Fund, or BIF, and the Savings Association Insurance Fund creating the Deposit Insurance Fund, or DIF, increasing retirement account coverage to $250,000 and providing for inflationary adjustments to general coverage beginning in 2010, providing the FDIC with authority to set the fund’s reserve ratio within a specified range, and requiring dividends to banks if the reserve ratio exceeds certain levels. The new statute grants banks an assessment credit based on their share of the assessment base on December 31, 1996, and the amount of the credit can be used to reduce assessments in any year subject to certain limitations. Because it was not organized until 1998, the Bank was not eligible to receive this one-time assessment credit.
          Beginning in October 2008, the FDIC temporarily increased FDIC deposit insurance coverage per separately insured depositor to $250,000. The standard coverage limit was originally set to return to $100,000 on January 1, 2010, however; in May 2009, the FDIC extended the $250,000 maximum through December 31, 2013. On January 1, 2014, the standard coverage limit is scheduled to return to $100,000 for all deposit accounts, except for certain retirement accounts.
          Also in October 2008, the FDIC introduced the TLGP, a program designed to improve the functioning of the credit markets and to strengthen capital in the financial system during this period of economic distress. The TLGP has two components: 1) a debt guarantee program, guaranteeing newly issued senior unsecured debt, and 2) a transaction account guarantee program, providing a full guarantee of noninterest-bearing deposit transaction accounts, Negotiable Order of Withdrawal, or “NOW,” accounts paying less than 0.5% annual interest, and Interest on Lawyers Trust Accounts, regardless of the amount. The Bank did not participate in the debt guarantee program. The Bank is presently participating in the transaction account guarantee program and, as such, all funds in covered accounts held through December 31, 2010 will be covered with a full guarantee. In connection with this guarantee, a 10, 20 or 25 basis point annual rate surcharge, depending on the institution’s risk category, will be assessed on amounts in covered accounts exceeding $250,000.
          FDIC-insured depository institutions are required to pay deposit insurance premiums based on the risk an institution poses to the DIF. In order to restore reserves and ensure that the DIF will be able to adequately cover losses from future bank failures, the FDIC approved new deposit insurance rules in November 2009. These rules modify the way the assessment system differentiates risks among insured institutions and implements changes in assessment rates, including base assessment rates, in order to increase assessment revenue. The FDIC’s new deposit insurance rules required insured depository institutions to prepay their estimated quarterly risk-based assessments for all of 2010, 2011 and 2012. On December 30, 2009, the

Bank prepaid its assessment in the amount of approximately $4 million related to years 2010 through 2012. In addition, the annual assessment rate will increase uniformly by three basis points beginning in 2011. Continuing declines in the DIF may result in the FDIC imposing additional assessments in the future, which could adversely affect the Company’s capital levels and earnings.
          In addition to DIF assessments, all FDIC-insured depository institutions must pay an annual assessment to provide funds for the repayment of debt obligations of the Financing Corporation, or “FICO.” The FICO is a government-sponsored entity that was formed to borrow the money necessary to carry out the closing and ultimate disposition of failed thrift institutions by the Resolution Trust Corporation. The FICO assessments are set quarterly and ranged from 1.12 basis points in the first quarter of 2008 to 1.14 basis points in the last quarter of 2008 and from 1.04 basis points in the first quarter of 2009 to 1.02 basis points in the last quarter of 2009. The FICO assessment rate for the first quarter of 2010 is 1.06 basis points.
          During the two years ended December 31, 2009 and 2008, the Bank paid approximately $55,000 and $49,000, respectively, in FICO assessments. The Bank paid approximately $5,613,000 during 2009 for FDIC deposit insurance premiums, including approximately $5,000 for premiums related to the transaction account guarantee program, approximately $306,000 as a special one-time assessment to provide additional reserves for the DIF and approximately $4,144,000 in prepaid quarterly risk based assessments for all of 2010, 2011 and 2012, as described above.
Other Laws and Regulations
     The International Money Laundering Abatement and Anti-Terrorism Funding Act of 2001 specifies “know your customer” requirements that obligate financial institutions to take actions to verify the identity of the account holders in connection with opening an account at any U.S. financial institution. Banking regulators will consider compliance with this Act’s money laundering provisions in acting upon acquisition and merger proposals, and sanctions for violations of this Act can be imposed in an amount equal to twice the sum involved in the violating transaction, up to $1 million.
     Under the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the “USA PATRIOT Act,” financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as to enhanced due diligence and “know your customer” standards in their dealings with foreign financial institutions and foreign customers. For example, the enhanced due diligence policies, procedures, and controls generally require financial institutions to take reasonable steps:
•	to conduct enhanced scrutiny of account relationships to guard against money laundering and report any suspicious transaction;

•	to ascertain the identity of the nominal and beneficial owners of, and the source of funds deposited into, each account as needed to guard against money laundering and report any suspicious transactions;

•	to ascertain for any foreign bank, the shares of which are not publicly traded, the identity of the owners of the foreign bank, and the nature and extent of the ownership interest of each such owner; and

•	to ascertain whether any foreign bank provides correspondent accounts to other foreign banks and, if so, the identity of those foreign banks and related due diligence information.
          The USA PATRIOT Act requires financial institutions to establish anti-money laundering programs, and sets forth minimum standards for these programs, including:
•	the development of internal policies, procedures, and controls;

•	the designation of a compliance officer;

•	an ongoing employee training program; and

•	an independent audit function to test the programs.
          In addition, the USA PATRIOT Act authorizes the Secretary of the Treasury to adopt rules increasing the cooperation and information sharing between financial institutions, regulators, and law enforcement authorities regarding individuals, entities and organizations engaged in, or reasonably suspected based on credible evidence of engaging in, terrorist acts or money laundering activities.
MANAGEMENT
Directors and Executive Officers
     The following table sets forth certain information concerning our directors and executive officers as of July 15, 2010:

Name	Age	Position (3)	Director Since
Dwight B. Grizzell (2) (3)	59	President and Chief Executive Officer	1998
Michael L. Brown	51	Executive Vice President — Chief Operating Officer	—
Grace D. McKinzie	57	Executive Vice President — Chief Lending Officer	—
James E. Bookstaff (2)	67	Director	1998
Gary A. Helton (1) (3)	49	Director	1998
Charlie R. Johnson (2)	68	Director	1998
Sam L. Large (2) (3)	57	Director	1998
Jeffrey J. Monson (2)	55	Director	1998
Linda N. Ogle (1) (3)	64	Director	1998
Michael C. Ownby (1)	59	Director	1998
John M. Parker (1) (2)	62	Director	1998
Ruth Reams (2)	69	Director	1998

(1)	Member of the Audit Committee of the Board of Directors.

(2)	Member of the Executive/Loan Committee of the Board of Directors.

(3)	Member of the ALCO/Investment Committee of the Board of Directors.

          Dwight B. Grizzell, age 59, is the President/CEO and Director of the Company and the Bank. Mr. Grizzell has 38 years of banking experience. Before becoming the Bank’s CEO, he served as Regional President of BankFirst for Sevier County from 1996 through 1997. Prior to that he was the President/CEO and Director of First National Bank of Gatlinburg. Mr. Grizzell began his career with Third National Bank in Nashville in 1972. Mr. Grizzell held numerous managerial and administrative positions with Third National Bank, First Security National Bank in Lexington, Kentucky and First National Bank of Gatlinburg in Tennessee. He has served in numerous civic and professional capacities and is a member of the Tennessee Bankers Association Board of Directors; serves on the TBA Government Relations Committee; and is State Director of the Independent Community Bankers Association. He is a member of the Leadership Sevier Class of 1998, and is a member of the Great Smoky Mountains Church of Christ. Mr. Grizzell’s extensive experience in the local banking industry and involvement in business and civic organizations in the communities in which the Bank operates affords the Board valuable insight regarding the business and operation of the Bank. Mr. Grizzell’s knowledge of all aspects of the Company’s and the Bank’s business position him well to continue to serve as our President and Chief Executive Officer.
          Michael L. Brown, age 51, serves as Executive Vice President — Chief Operating Officer of the Company and the Bank. Mr. Brown has been with the Company since its inception in 2002 and with the Bank since 1998. Prior to joining the Bank, Mr. Brown served as a Senior Vice President of First National Bank of Gatlinburg from 1995 to 1997, which later was acquired by BankFirst where he continued to serve in that capacity until joining Mountain National Bank in 1998. Mr. Brown has a combined banking career spanning 28 years, beginning with First Federal Savings Bank in Maryville, Tennessee in 1981. He is a graduate of the University of Tennessee and the Graduate School of Banking at LSU. He has served in several civic and professional organizations during his career. Mr. Brown is currently a member of the Sevierville Rotary Club, and is a graduate of Leadership Sevier, as well as Leadership Blount County. He is currently serving on the Payments and Technology Committee of the Independent Community Bankers of America. Mr. Brown and his family are active members of East Maryville Baptist Church.
          Grace D. McKinzie, age 57, serves as Executive Vice President — Chief Lending Officer of the Company and the Bank. Ms. McKinzie has been with the Company since its inception in 2002 and with the Bank since 1998. Ms. McKinzie began her banking career with The First National Bank of Gatlinburg in 1974 where she served as Vice President and was a commercial lender in the Gatlinburg market. She is a graduate of Gatlinburg Pittman High School and the Tennessee Bankers Commercial Lending School at Vanderbilt University. Ms. McKinzie was the 2006 American Business Women’s Associate of the Year. She was a graduate of the 2007 Leadership Sevier Class.
          James E. Bookstaff, age 67, is chief manager of Bookstaff, LLC, a management and consulting firm with emphasis in the tourism industry, located in Sevier County TN. Mr. Bookstaff and his wife, Suzann, have resided in Sevier county since 1971. He serves on several non-profit Christian Boards. He is a graduate of the Culinary Institute of America and Michigan State University. Mr. Bookstaff is a partner in a number of commercial and residential development projects. Mr. Bookstaff’s familiarity with the area’s tourism industry is useful to the Company’s Board. In addition, Mr. Bookstaff has small business management experience and an extensive network of contacts in the local business community.
          Gary A. Helton, age 49, has been the Owner and General Manager of Volunteer Chevrolet in Sevierville, Tennessee since its opening in May 1994. In addition, he is also involved in many real estate ventures, both commercial and residential. Mr. Helton is a member of the First Baptist Church in Sevierville and a lifelong resident of Sevier County. He graduated with a B.S. Degree in Business Management from Carson-Newman College in Jefferson City, Tennessee in 1982. He currently serves on the Board of Trustees at Carson-Newman College and serves on the Investment, Finance and Pension Committees. Mr. Helton has extensive experience as a successful small business owner and also provides the Board with expertise in matters relating to commercial and residential real estate matters.
          Charlie R. Johnson, age 68, is the Owner of Johnson-Murrell and Associates, P.C., a law firm located in Sevierville, Tennessee, since 1976. His firm is involved primarily in business law, real estate and estate administration. Mr. Johnson was an elected member of the Board of Mayor and Alderman for the City of Sevierville from 1995 to 2003 and previously served as the Mayor of Sevierville from 1987 to 1995. Mr. Johnson serves as consulting attorney for Signature Title of Tennessee, LLC, a title and escrow closing company. He is an Owner and Vice-President of Oak Haven Resort, Inc., a log cabin rental and development company. Mr. Johnson is a member of the Walters State Community College Sevier County Campus Development Council and a member of the Board of Trustees at Walters State Community College and is a former member of the Advisors of the Department of Geography at the University of Tennessee. He is a Deacon and Trustee at the First Baptist Church of Sevierville, Tennessee. He graduated from Tennessee Technological University with a Bachelor’s Degree in Political Science and a Minor in Economics. He holds a Master’s Degree in Public Administration and a Doctorate of Jurisprudence from the University of Tennessee at Knoxville. Mr. Johnson’s over 30 years of legal practice in the Sevier County, Tennessee area, during which he has represented a broad array of corporate and municipal clients, contribute to the breadth and depth of experience on the Board through the inclusion of a member with an understanding of a broad range of legal and regulatory matters.
          Sam L. Large, age 57, has been a promoter of the Gatlinburg Craftsmen’s Fairs since 1988. Prior to that time, Mr. Large was Manager and Buyer for the Gatlinburg Craft Center and Manager of Brookside Village. Mr. Large is the Owner of S.L.L., Inc., a real estate and promotions firm, and Sam L. Large Construction. Mr. Large has an Associate Degree in Accounting and Computer Programming. He has served on the Boards of Directors of the Gatlinburg Convention and Visitors Bureau and the Gatlinburg Chamber of Commerce and has been President of both organizations. Mr. Large has extensive experience as a small business owner in the communities that the Company serves and is actively involved in a number of community activities in the Company’s market area.
          Jeffrey J. Monson, age 55, retired from TRW, a global automotive supply manufacturer, during 2006 after 27 years in various engineering and management positions in six plant locations. Mr. Monson is a graduate of Purdue University with a Bachelor’s Degree in Mechanical Engineering and served as an Officer in Purdue’s Mechanical Engineering Honorary Society. He also received a Master’s Degree from Purdue’s Krannert Graduate School of

Management. Mr. Monson attends First United Methodist Church in Sevierville. In the past, he has served as a member of the United Way of Sevier County Board of Directors and the Boys and Girls Club of the Smoky Mountains Board of Directors. Mr. Monson is a graduate of the Leadership Sevier Class of 2002 and is past President of the Sevier County High School Soccer Support Group. He is currently a member of the Holston United Methodist Home for Children Board of Trustees. Mr. Monson also has commercial/residential real estate interests in Greene and Sevier Counties in Tennessee. Mr. Monson’s engineering background and business experience allows him to bring to the Board a broad understanding of a number of industries in which many of the Company’s clients operate. He is also actively involved in a number of community activities in the Company’s market area.
          Linda N. Ogle, age 64, has been President of Riverside Motor Lodge, Inc. and Riverside Towers, LLC for the past fourteen years. Ms. Ogle is involved in all aspects of the daily operations of her businesses and has served in numerous civic and professional capacities. She is currently a member of the Pigeon Forge United Methodist Church. Previously, she was a member of the Board of Directors for the Boys and Girls Club of the Smoky Mountains and past Chairperson for the Hotel Division of the United Way Campaign. She is currently Campaign Chairperson for Fort Sanders Sevier Hospital, and is a graduate of Leadership Sevier Class of 1998, Leadership Knoxville, and East Tennessee Regional Leadership. Ms. Ogle is also a member of the Board of Directors for the Fort Sanders Foundation, Friends of the Great Smoky Mountains, the Dr. Robert F. Thomas Foundation and Covenant Health and serves as Secretary for the Pigeon Forge Library. She also serves on the executive committee of Walters State Community College. Ms. Ogle has extensive experience as a successful small business owner and is actively involved in a number of community activities in the Company’s market area.
          Michael C. Ownby, age 59, has been President of Ownby Insurance Service, Inc., an insurance agency in Sevierville, Tennessee, since 1973. He is also Chief Manager of MSP Enterprises LLC, which invests in various real estate ventures and stock investments. He is a 1973 graduate of the University of Tennessee with a B.S. in Business Administration. Mr. Ownby is a member of First Baptist Church in Sevierville, Tennessee where he has served as Sunday School Director, taught Sunday School, and has served on various committees of the church. He is a past member of the Sevierville Rotary Club. Mr. Ownby was previously a Director of the Sevierville Chamber of Commerce; a Director of the Dr. Robert F. Thomas Foundation; a member of the Sevier County Kiwanis Club; member of the Sevier County Jaycees; on the Board of Directors of the Insurors of Tennessee and on the Board of Directors of the Sevier County Chapter of the Salvation Army. Mr. Ownby’s experience provides the Board with critical experience in insurance matters. In addition, Mr. Ownby provides the Board with his financial expertise as a successful small business owner.
          John M. Parker, Sr., age 62, is a native of East Tennessee. Since arriving in the Sevier and Jefferson County areas, he has participated in many business ventures including being one of the original founders of Smoky Mountain Knife Works in Sevierville, Tennessee. Mr. Parker has also been very involved in real estate development of several residential subdivisions in Sevier County and many surrounding counties contributing to the growth of these areas. Mr. Parker has extensive experience as a successful small business owner. In addition, Mr. Parker provides the Board with additional expertise in matters relating to commercial and consumer real estate matters.

          Ruth A. Reams, age 70, is retired from Reams Drug Store where she assisted her husband in the operation of the family business for many years. She currently is serving as a Board Member on the Dr. Robert F. Thomas Foundation Board, is a member of the Pigeon Forge Library Board and the Pigeon Forge Lion’s Club, and is a graduate of Leadership Sevier Class of 2001. Ms. Reams has extensive experience as a successful small business owner and is actively involved in a number of community activities in the Company’s market area.
DESCRIPTION OF OUR CAPITAL STOCK
          We have the authority to issue 10,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of July 15, 2010, 2,631,611 shares of our common stock were outstanding and no shares of preferred stock were outstanding.
          The following summary descriptions of selected provisions of our charter, bylaws, common stock and Tennessee Business Corporation Act are not complete. The summaries are subject to, and are qualified entirely by, the provisions of our charter and bylaws, all of which are included or incorporated by reference as exhibits to the registration statement of which this prospectus is a part and the Tennessee Business Corporation Act. You are encouraged to read our charter and bylaws.
Common Stock
          The holders of our common stock are entitled to one vote per share on all matters to be voted on by shareholders. Notwithstanding the foregoing, at any shareholder meeting where directors are to be elected, each shareholder entitled to vote shall have the right to multiply the number of votes he or she is entitled to cast by the number of vacancies being filled and cast the product for a single candidate or distribute the product among two or more candidates. This feature is referred to as cumulative voting. Holders of common stock have no preemptive rights, and there are no conversion rights or redemption or sinking fund provisions with respect to shares of our common stock. All shares of our common stock being offered under this prospectus will be fully paid and not liable for further calls or assessment by us.

Preferred Stock
          Our Board of Directors, without further action by the shareholders, is authorized to issue up to 1,000,000 shares of preferred stock in one or more classes or series, to establish from time to time the number of shares to be included in each such class or series, to fix the rights, preferences, and privileges of the shares of each such class or series and any qualifications, limitations, or restrictions thereon.
Preemptive Rights
          No holder of our shares has any preemptive rights to purchase, subscribe for or otherwise acquire any additional shares of our common stock or any securities exercisable for or convertible into our shares.
Tennessee’s Anti-takeover Provisions
          Provisions in Tennessee law could make it harder for someone to acquire us through a tender offer, proxy contest or otherwise.
          Tennessee Business Combination Act. The Tennessee Business Combination Act provides that a party owning shares equal to 10% or more of the voting power of any class or series of the then outstanding voting stock of a “resident domestic corporation” is an “interested shareholder.” An interested shareholder also includes a party that is an affiliate or associate, as defined in the Tennessee Business Combination Act, of a “resident domestic corporation.” We are currently a resident domestic corporation within the meaning of this act. An interested shareholder cannot engage in a business combination with the resident domestic corporation unless the combination:
•	takes place at least five years after the interested shareholder first acquired 10% or more of the voting power of any class or series of the then outstanding voting stock of the resident domestic corporation; and

•	either is approved by at least two-thirds of the non-interested voting shares of the resident domestic corporation or satisfies fairness conditions specified in the Tennessee Business Combination Act.
          These provisions apply unless one of the following exemptions is available:
•	a business combination with an entity can proceed without delay when approved by the target corporation’s board of directors before that entity becomes an interested shareholder;

•	a business combination is exempt, if in its original charter or original bylaws, the resident domestic corporation elects not to be governed by the Tennessee Business Combination Act;

•	unless the charter of the resident domestic corporation provides otherwise, the Tennessee Business Combination Act does not apply to a business combination of a resident domestic corporation with, or proposed by or on behalf of, an interested shareholder if the resident domestic corporation did not have, on such interested shareholder’s share acquisition date, a class of voting stock registered or traded on a national securities exchange or registered with the Commission pursuant to Section 12(g) of the Exchange Act; or

•	the resident corporation may enact a charter or bylaw amendment to remove itself entirely from the Tennessee Business Combination Act that must be approved by a majority of the shareholders who have held shares for more than one year before the vote and which cannot become operative until two years after the vote.
          We have not adopted a charter amendment or bylaw to remove ourselves from the Tennessee Business Combination Act.
          Tennessee Greenmail Act. The Tennessee Greenmail Act prohibits us from purchasing or agreeing to purchase any of our securities, at a price higher than fair market value, from a holder of 3% or more of any class of its securities who has beneficially owned the securities for less than two years. We can, however, make this purchase if the majority of the outstanding shares of each class of voting stock issued by us approves the purchase or if we make an offer of at least equal value per share to all holders of shares of the same class of securities as those held by the prospective seller.
          Tennessee Control Share Acquisition Act. The Tennessee Control Share Acquisition Act strips a purchaser’s shares of voting rights any time an acquisition of shares in a Tennessee corporation which has elected to be covered by the Tennessee Control Share Acquisition Act (which the Company at this time has not) brings the purchaser’s voting power to one-fifth, one-third or a majority of all voting power. The purchaser’s voting rights can be restored only by a majority vote of the other shareholders. The purchaser may demand a meeting of shareholders to conduct such a vote. The purchaser can demand a meeting for this purpose before acquiring shares in excess of the thresholds described above, which we refer to as a control share acquisition, only if it holds at least 10% of the outstanding shares and announces a good faith intention to make the acquisition of shares having voting power in excess of the thresholds stated above. If a target corporation so elects prior to the date on which a purchaser makes a control share acquisition, a target corporation may redeem the purchaser’s shares if the shares are not granted voting rights.
          The effect of these provisions may make a change of control of the Company harder by delaying, deferring or preventing a tender offer or takeover attempt that you might consider to be in your best interest, including those attempts that might result in the payment of a premium over the market price for our shares. They may also promote the continuity of our management by making it harder for you to remove or change the incumbent members of the board of directors.
Limitations on Liability and Indemnification of Directors and Officers.
          The Tennessee Business Corporation Act provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if:
•	the director or officer acted in good faith;

•	in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation’s best interest;

•	in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation; and

•	in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful.
          In actions brought by or in the right of the corporation, however, the Tennessee Business Corporation Act provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instituted because of his or her status as an officer or director of a corporation, the Tennessee Business Corporation Act mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The Tennessee Business Corporation Act also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if the officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the Tennessee Business Corporation Act provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that the individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that:
•	the officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation;

•	the officer or director was adjudged liable on the basis that personal benefit was improperly received by him or her; or

•	the officer or director breached his or her duty of care to the corporation.
          Our charter and bylaws provide that to the extent permitted by the Tennessee Business Corporation Act, we may indemnify, hold harmless and advance expenses to each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or employee of ours or is or was serving at our request as a director, officer or employee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, or employee or in any other capacity while serving as a director, officer or employed.
          Our charter and bylaws also allow us to purchase and maintain insurance to protect our directors, officers, agents and employees against any expense, liability or loss asserted against them or incurred by them. The insuring of the directors, officers, agents and employees is permitted whether or not we would have the power to indemnify that director, officer, agent or employee under our charter or the terms of the Tennessee Business Corporation Act.

PLAN OF DISTRIBUTION
          We will sell shares directly to investors on our behalf acting through our employees, officers and directors, each of whom performs substantial duties on our behalf other than in connection with this offering. None of these officers will be separately compensated either directly or indirectly for his or her services in connection with this offering. We will, however, pay all of the expenses incident to the offering and sale of our shares. We will not compensate any brokers or sales agents in connection with this offering.
          This offer is contingent upon the sale of a minimum of 10,000 shares and all proceeds from the sale of any shares offered hereby will be immediately available for our use following the sale by us of the minimum number of shares. See “Use of Proceeds.” There can be no assurance that any of the shares offered under this offering will be sold. If we are unable to sell the minimum number of shares being offered by this prospectus, we will return all subscription amounts to the subscribers, without interest.
          We are first offering the shares to our existing shareholders as of the close of business on July ___, 2010. If after August ___, 2010, our existing shareholders have not purchased all of the shares we are offering, we will offer any unsold shares to persons who were not existing shareholders of ours as of the close of business on July ___, 2010. We reserve the right, in our sole discretion, to extend the initial period in which only our existing shareholders are allowed to purchase shares in the offering if our board of directors determines to do so.
          We will begin accepting subscriptions at 8:00 a.m. eastern daylight time on ___, August ___, 2010, and the offering period for the shares will end when all of the shares of the common stock are sold or 5:00 p.m., Sevierville time, on September 30, 2010, whichever will occur first. We may extend this date at our discretion for additional periods not exceeding a total of thirty (30) additional days (i.e., until October 30, 2010). We will promptly notify subscribers of any extensions.
          We will have the sole right to accept offers to purchase shares and may reject any proposed purchase of shares in whole or in part. We reserve the right to withdraw, cancel or modify the offering of the shares at any time, without notice. For more information on the distribution of our shares see “How to Participate in this Offering.”
EXPERTS
          The consolidated financial statements of Mountain National Bancshares, Inc. as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, appearing in this prospectus and registration statement have been audited by Crowe Horwath LLP, independent registered public accounting firm, as set forth in its reports thereon included elsewhere herein. Such consolidated financial statements are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS
          The validity of the shares of our common stock to be issued in this offering will be passed upon by Bass, Berry & Sims PLC, Nashville, Tennessee.
WHERE YOU CAN FIND MORE INFORMATION
          We file certain reports with the Commission, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The public may read and copy any materials we file with the Commission at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. We are an electronic filer, and the Commission maintains an Internet site at http://www.sec.gov that contains the reports, proxy and information statements and other information we file electronically with the Commission. Our website address is www.mountainnationalbank.com. Please note that our website address is provided as an inactive textual reference only. We make available free of charge, through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with or furnished to the Commission. The information provided on our website is not part of this prospectus, and is therefore not incorporated by reference unless such information is specifically referenced elsewhere in this prospectus.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
          We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus, any prospectus supplement or any document we subsequently file with the Commission that is incorporated or deemed to be incorporated by reference into this prospectus. Likewise, any statement in this prospectus or any document which is incorporated or deemed to be incorporated by reference herein will be deemed to have been modified or superseded to the extent that any statement contained in any document that we subsequently file with the Commission that is incorporated or deemed to be incorporated by reference herein modifies or supersedes that statement. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Commission:
•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009;

•	Our definitive proxy statement on Schedule 14A, filed with the Commission on April 6, 2010;

•	Our Quarterly Report on Form 10-Q, filed with the Commission on May 17, 2010; and

•	Our Current Reports on Form 8-K, filed with the Commission on March 31, 2010 and May 20, 2010.
          Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the Commission pursuant to Item 2.01 or Item 7.01 of Form 8-K.

          We will provide to each person a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to our Corporate Secretary, Mountain National Bancshares, Inc., 300 East Main Street, Sevierville, Tennessee 37862 (telephone (865) 428-7990). The information contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

                    , 2010
Until                     , 2010, all dealers that buy, sell or trade the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
          The expenses to be paid by us in connection with the distribution of the securities being registered are as set forth in the following table:

Securities and Exchange Commission Fee	$189
*Blue Sky Fees	$2,500
*Legal Fees and Expenses	$50,000
*Accounting Fees and Expenses	$7,500
*Miscellaneous	$2,500

*Total	$62,689

*	Estimated
Item 14. Indemnification of Directors and Officers.
          The Tennessee Business Corporation Act (“TBCA”) provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith, (ii) in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation’s best interests, (iii) in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation, and (iv) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as an officer or director of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, whether or not the standard of conduct set forth above was met.

          The Registrant’s charter and bylaws provide that the Registrant shall to the fullest extent allowed by the laws of the State of Tennessee, both as now in effect or hereafter adopted, indemnify and advance expenses to each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, or employee or in any other capacity while serving as a director, officer or employed.
          The Registrant’s bylaws also provide that the indemnification rights contained in the bylaws shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, bylaw, agreement, vote of shareholders, disinterested directors, or otherwise.
          The Registrant believes that its charter and bylaw provisions are necessary to attract and retain qualified persons as directors and officers.
          The Registrant’s charter and bylaws also allow it to purchase and maintain insurance to protect its directors, officers, agents and employees against any liability asserted against them or incurred by them. The insuring of the directors, officers, agents and employees is permitted whether or not the Registrant would have the power to indemnify that director, officer, agent or employee under its charter or the terms of the Tennessee Business Corporation Act.
Item 15. Recent Sales of Unregistered Securities.
None.
Item 16. Exhibits and Financial Statement Schedules.

Exhibit
Number	Description
2.1	Plan of Reorganization dated March 28, 2003, by and between the Company and Mountain National Bank (included as Exhibit 2.1 to the Report on Form 8-K12G3 of the Company, dated July 12, 2003 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference).

2.2	Amendment to Plan of Reorganization dated July 1, 2003 (included as Exhibit 2.2 to the Report on Form 8-K12G3 of the Company, dated July 12, 2003 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference).

3.1	Charter of Incorporation of the Company, as amended (Restated for Commission filing purposes only).

3.2	Amended and Restated Bylaws of the Company, as amended (included as Exhibit 3.1 to the Report on Form 8-K of the Company, dated March 31, 2010 (File No.

Exhibit
Number	Description
000-49912), previously filed with the Commission and incorporated herein by reference).

4.1	Specimen Common Stock Certificate (included as Exhibit 4.1 to the Registration Statement on Form SB-2, dated July 11, 2005 (File No. 333-126524), previously filed with the Commission and incorporated herein by reference)

5.1	Opinion of Bass, Berry & Sims PLC

10.1	Stock Option Plan of the Company, as amended (included as Exhibit 10.1 to the Report on Form 8-K of the Company, dated May 19, 2006 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference)*

10.2	Stock Option Agreement of Dwight B. Grizzell (assumed by Company) (included as Exhibit 10.3 to the Company’s Form 10-KSB for the year ended December 31, 2002 and incorporated herein by reference)*

10.3	Summary Description of Director and Named Executive Officer Compensation Arrangements (included as Exhibit 10.3 to the Company’s Form 10-K for the year ended December 31, 2009 and incorporated herein by reference)*

10.4	Form of Warrant Agreement (included as Exhibit 10.5 to the Company’s Form SB-2/A filed with the Commission on August 23, 2005)

10.5	Employment Agreement dated as of May 15, 2009 by and among Mountain National Bank, Mountain National Bancshares, Inc. and Grace McKinzie (included as Exhibit 10.1 to the Report on Form 8-K of the Company, dated March 31, 2010 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference)*

10.6	Employment Agreement dated as of May 28, 2009 by and among Mountain National Bank, Mountain National Bancshares, Inc. and Michael Brown (included as Exhibit 10.2 to the Report on Form 8-K of the Company, dated March 31, 2010 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference)*

10.7	Employment Agreement dated as of May 18, 2009 by and among Mountain National Bank, Mountain National Bancshares, Inc. and Richard Hubbs (included as Exhibit 10.3 to the Report on Form 8-K of the Company, dated March 31, 2010 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference)*

10.8	Amended and Restated Salary Continuation Agreement, dated January 19, 2007, by and between Mountain National Bank and Dwight Grizzell. (included as Exhibit 10.8 to the Company’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)*

10.9	Amendment, dated November 19, 2007, to Amended and Restated Salary Continuation Agreement, by and between Mountain National Bank and Dwight Grizzell. (included as Exhibit 10.9 to the Company’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)*

10.10	Amended and Restated Salary Continuation Agreement, dated January 19, 2007, by and between Mountain National Bank and Michael Brown. (included as Exhibit 10.10 to the Company’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)*

10.11	Amendment, dated November 19, 2007, to Amended and Restated Salary Continuation Agreement, by and between Mountain National Bank and Michael Brown. (included as Exhibit 10.11 to the Company’s Form 10-K for the year ended

Exhibit
Number	Description
December 31, 2007 and incorporated herein by reference)*

10.12	Amended and Restated Salary Continuation Agreement, dated January 19, 2007, by and between Mountain National Bank and Grace McKinzie. (included as Exhibit 10.12 to the Company’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)*

10.13	Amendment, dated November 19, 2007, to Amended and Restated Salary Continuation Agreement, by and between Mountain National Bank and Grace McKinzie. (included as Exhibit 10.13 to the Company’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)*

10.14	Agreement, dated June 2, 2009, by and between Mountain National Bank and the Office of the Comptroller of the Currency (included as Exhibit 10.1 to the Report on Form 8-K of the Company, dated June 5, 2009, (File No. 000-49912), previously filed with the Commission and incorporated herein by reference)

21.1	Subsidiaries of the Registrant (included as Exhibit 21.1 to the Registrant’s Form 10-K for the year ended December 31, 2009 and incorporated herein by reference)

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Bass, Berry and Sims PLC (included in Exhibit 5.1)

24.1	Power of Attorney (contained on signature page of this registration statement)

*	Denotes management contract or compensatory plan or arrangement.
Item 17. Undertakings.
          The undersigned registrant hereby undertakes that:
          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sevierville, State of Tennessee, on July 22, 2010.

MOUNTAIN NATIONAL BANCSHARES, INC.
By:	/s/ Dwight B. Grizzell
Dwight B. Grizzell
President and Chief Executive Officer

SIGNATURE PAGE AND POWER OF ATTORNEY
          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dwight B. Grizzell and Richard A. Hubbs, and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign in any and all capacities (including, without limitation, the capacities listed below), the registration statement, any and all amendments (including post-effective amendments) to the registration statement and any and all successor registration statements of Mountain National Bancshares, Inc., including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done to enable Mountain National Bancshares, Inc. to comply with the provisions of the Securities Act and all the requirements of the Securities and Exchange Commission, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.
          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Dwight B. Grizzell Dwight B. Grizzell	President, Chief Executive Officer, and Director (Principal Executive Officer)	July 22, 2010

/s/ Richard A. Hubbs Richard A. Hubbs	Senior Vice President and Chief Financial Officer (Principal Accounting and Financial)	July 22, 2010

/s/ James E. Bookstaff James E. Bookstaff	Director	July 22, 2010

Signature	Title	Date

/s/ Gary A. Helton	Director	July 22, 2010
Gary A. Helton

/s/ Charlie R. Johnson	Director	July 22, 2010
Charlie R. Johnson

/s/ Sam L. Large	Director	July 22, 2010
Sam L. Large

/s/ Jeffrey J. Monson	Director	July 22, 2010
Jeffrey J. Monson

Director
Linda N. Ogle

/s/ Michael C. Ownby	Director	July 22, 2010
Michael C. Ownby

Director
John M. Parker

/s/ Ruth A. Reams	Director	July 22, 2010
Ruth a. Reams

EXHIBIT INDEX

Exhibit
Number	Description
2.1	Plan of Reorganization dated March 28, 2003, by and between the Company and Mountain National Bank (included as Exhibit 2.1 to the Report on Form 8-K12G3 of the Company, dated July 12, 2003 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference).

2.2	Amendment to Plan of Reorganization dated July 1, 2003 (included as Exhibit 2.2 to the Report on Form 8-K12G3 of the Company, dated July 12, 2003 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference).

3.1	Charter of Incorporation of the Company, as amended (Restated for Commission filing purposes only).

3.2	Amended and Restated Bylaws of the Company, as amended (included as Exhibit 3.1 to the Report on Form 8-K of the Company, dated March 31, 2010 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference).

4.1	Specimen Common Stock Certificate (included as Exhibit 4.1 to the Registration Statement on Form SB-2, dated July 11, 2005 (File No. 333-126524), previously filed with the Commission and incorporated herein by reference)

5.1	Opinion of Bass, Berry & Sims PLC

10.1	Stock Option Plan of the Company, as amended (included as Exhibit 10.1 to the Report on Form 8-K of the Company, dated May 19, 2006 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference)*

10.2	Stock Option Agreement of Dwight B. Grizzell (assumed by Company) (included as Exhibit 10.3 to the Company’s Form 10-KSB for the year ended December 31, 2002 and incorporated herein by reference)*

10.3	Summary Description of Director and Named Executive Officer Compensation Arrangements (included as Exhibit 10.3 to the Company’s Form 10-K for the year ended December 31, 2009 and incorporated herein by reference)*

10.4	Form of Warrant Agreement (included as Exhibit 10.5 to the Company’s Form SB-2/A filed with the Commission on August 23, 2005)

10.5	Employment Agreement dated as of May 15, 2009 by and among Mountain National Bank, Mountain National Bancshares, Inc. and Grace McKinzie (included as Exhibit 10.1 to the Report on Form 8-K of the Company, dated March 31, 2010 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference)*

10.6	Employment Agreement dated as of May 28, 2009 by and among Mountain National Bank, Mountain National Bancshares, Inc. and Michael Brown (included as Exhibit 10.2 to the Report on Form 8-K of the Company, dated March 31, 2010 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference)*

10.7	Employment Agreement dated as of May 18, 2009 by and among Mountain National Bank, Mountain National Bancshares, Inc. and Richard Hubbs (included as Exhibit 10.3 to the Report on Form 8-K of the Company, dated March 31, 2010 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference)*

10.8	Amended and Restated Salary Continuation Agreement, dated January 19, 2007, by and between Mountain National Bank and Dwight Grizzell. (included as Exhibit 10.8

Exhibit
Number	Description
to the Company’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)*

10.9	Amendment, dated November 19, 2007, to Amended and Restated Salary Continuation Agreement, by and between Mountain National Bank and Dwight Grizzell. (included as Exhibit 10.9 to the Company’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)*

10.10	Amended and Restated Salary Continuation Agreement, dated January 19, 2007, by and between Mountain National Bank and Michael Brown. (included as Exhibit 10.10 to the Company’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)*

10.11	Amendment, dated November 19, 2007, to Amended and Restated Salary Continuation Agreement, by and between Mountain National Bank and Michael Brown. (included as Exhibit 10.11 to the Company’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)*

10.12	Amended and Restated Salary Continuation Agreement, dated January 19, 2007, by and between Mountain National Bank and Grace McKinzie. (included as Exhibit 10.12 to the Company’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)*

10.13	Amendment, dated November 19, 2007, to Amended and Restated Salary Continuation Agreement, by and between Mountain National Bank and Grace McKinzie. (included as Exhibit 10.13 to the Company’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)*

10.14	Agreement, dated June 2, 2009, by and between Mountain National Bank and the Office of the Comptroller of the Currency (included as Exhibit 10.1 to the Report on Form 8-K of the Company, dated June 5, 2009, (File No. 000-49912), previously filed with the Commission and incorporated herein by reference)

21.1	Subsidiaries of the Registrant (included as Exhibit 21.1 to the Registrant’s Form 10-K for the year ended December 31, 2009 and incorporated herein by reference)

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Bass, Berry and Sims PLC (included in Exhibit 5.1)

24.1	Power of Attorney (contained on signature page of this registration statement)

*	Denotes management contract or compensatory plan or arrangement.